CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司

File No. 82-34696

COSL

2005年中期报告
INTERIM REPORT



我們必須做得更好 | We must do better

Financial Highlights

- Turnover increased 32.1% to RM32,372.5 million
- Profit from operations increased 14.1% to RM3483.6 million
- Profit attributable to shareholders increased 22.7% to RM3555.9 million
- Basic earnings per share were RM313.91 Cent
- Proposed special interim dividend per share of RM31.39 Cent

Contents

Dear Shareholders

There has been sustainable high oil prices and a strong global demand for oilfield services. When I visited Houston in the US this year, everybody in the trade were enthusiastic over the growing market. In the same way, I am glad to report to all of you, our shareholders, that COSL registered a new record high in its operation in the first half of 2005, attributable to continually active E&P activities offshore China in addition to a prosperous cycle of the industry.

The Company realized an across-the-board growth in its business. For the first half of the year, the Company's total turnover reached RMB2,372.5 million, representing an increase of 32.1% over the corresponding period last year. The four main business segments, namely drilling services, well services, marine support and transportation services as well as geophysical services, registered growths of 32.9%, 58.8%, 17.0% and 8.0% respectively in turnover as compared to the same period in the preceding year. During the half year, the Company generated net profit of RMB555.9 million, a rise of 22.7% from the same period last year. Among them, well services registered the highest growth with turnover amounting to RMB626.3 million, an increase of RMB232.0 million from RMB394.3 million a year ago, the main reason being considerable expansion in material manufacture and sales as well as IPM ("Integrated Project Management") in the first half year. Apart from that, another emphasized area of business, oilfield production services also has outstanding performance. It will be one of the major areas for future expansion. In view of the encouraging operating results for the first half year, the Company's board of directors recommend the payment of a special interim dividend of RMB1.39 cents per share.

Drilling services registered comparatively higher growth in day rate. During the first half of the year, the day rate of our drilling vessels showed a significant increase of 21.7% compared to the same period last year. The growth is attributable to an overall increase in the oilfield services trade in addition to a strong demand in the domestic market which in turn enlarged our bargaining power when making price negotiation with our clients.

Capital expenditure significantly increased. In response to the market demand for oilfield services, the Company continued to raise its capital investment during the first half of 2005. Capital expenditure for the half year totaled RMB858.8 million, an increase of 28.6% as compared to the same period last year. The investment was mainly used to further enhance the capacity of oil rig and other large scale facilities. The Company's continual effort in enlarging its capital investment in midst of a new growth cycle in E&P activities shows that the management is fully confident of the Company's future development.

Overseas markets are still active. During the first half of 2005, the Company made significant progress in overseas market expansion. Turnover from overseas markets was RMB209.8 million representing an increase of 133% over the same period last year. Sales of our cementing additives, drilling fluids, chemical products such as twisting sieve pipe and well completion equipment to North America increased and the quality of products gained international recognition. In the meantime, the Company won a five-year contract for well workover services for CNOOC SES in Indonesia with a worth of USD98.36 million. The contract came into effect in May 2005.

The Company registered new areas of growth in oilfield production services. For the manufacture of drilling and well repair machinery, following the successful completion of the Kangfei Fenglai 19-3 oilfield construction and installation project last year, this year we fully completed the construction and installation of four well repair machinery for CNOOC SES of Indonesia and the well workover rig servicing arrangement for the Nanbo platform. Successful completion of these projects shows that COSL possesses the specialist quality and a competitive edge in the market in regard to the integrated services of design, construction, installation, management, operation and maintenance of drilling and well repair services.

In the first half of 2005, we had our IPM service further consolidated and enhanced and secured altogether 6 contracts valued at a total of RMB540 million, with a growth of 25.6% over a year ago.

During the first half year, production safety of the Company was steady on the whole with major incidents limited. The total number of incidents was reduced from a year ago. According to OSHA statistics, the calculable incident rate was 0.36 (international standard: 0.7), in line with the Company's annual QHSE objective. Safety has been under control.

Looking into the second half year, global demand for oil will continue to grow. We would expect continually satisfactory performance in oil and gas fields E&P activities and oilfield technical services. We are confident of our leading position in China's offshore market and expansion into the South East Asian market. We will continue to capture opportunities in alteration and construction of large scale facilities, to further strengthen the research and development of technology, to raise the capacity of oilfield production services, to enhance cost management and internal control as well as to make full use of our competitive edge, to increase our market share and to further improve the Company's profitability.

Finally, I would like to extend my gratitude to all the shareholders, directors and colleagues who have been concerned over the Company's growth.

Yuan Guangyu
Chief Executive Officer

Hong Kong, August 29, 2005

BUSINESS REVIEW

Drilling Services

With a strong growth in the oil demand and high oil prices, the E&P activities offshore China remained active. In the first half of 2005, we drilled a total of 113 wells, representing a decrease of 13 wells compared to the same period last year. Amongst, 78 wells were drilled in the Bohai Bay, 22 wells in the South China Sea and 13 wells in Indonesia. Of these wells, 87 were development wells, representing a decrease of 6 wells compared to 93 wells in the same period last year, while 26 were exploration wells, representing a decrease of 7 wells compared to 33 wells in the same period last year. The decrease was mainly attributable to the increased drilling activities with longer drilling cycle, were arranged in the first half of the year.

In the first half of 2005, we operated a total of 14 drilling rigs (including one leased rig). Of these rigs, 8 of them operated in the Bohai Bay area, 5 operated in the South China Sea and 1 served in Indonesia.

In the first half of 2005, our drilling rigs operated for a total of 2,278 days/rig, a 22-day decrease compared to the same period last year. Operating days for our jack-up rigs increased by 51 days/rig, while operating days for our semi-submersible rigs decreased by 73 days/rig. The jack-up rigs we purchased in July 2004 commenced operation on 6 January 2005 upon the completion of repair, and has been providing drilling services for a total of 176 days/rig in the first half of 2005. On the other hand, a total of 235 days/rig were spent for the maintenance of rigs in the first half (including an upgrade of COSL935 for 120 days/rig), representing an increase of 184 days/rig compared to 51 days/rig of maintenance over the same period last year. In the first half of 2005, the average utilization rate for the drilling rigs was 99.1%, compared to 100% over the same period last year. The average day rate for our drilling rigs was US$42,931/day, representing a 21.7% increase compared to the same period last year. Of which, the average day rate for our jack-ups was US$38,089/day, representing a 19.5% increase compared to US$31,871/day in the same period last year, while the average day rate for our semi-submersibles was US$61,408/day, representing a 32.8% increase compared to US$46,249/day in the same period last year.

Our well workover services also achieved a substantial growth in the first half of 2005. We operated for a total of 4,073 days/team in the first half of 2005, compared to 3,400 days/team over the same period in 2004. In the first half of 2005, turnover from well workover services amounted to RMB226.8 million, compared to RMB113.4 million over the same period in 2004. The substantial growth in turnover was mainly attributable to an increase of the total turnover from construction of module rig.

In the first half of 2005, we awarded a five-year well workover service contract in Indonesia. With total contract amount of approximately US$98.36 million, the contract came into effect in May 2005 for the provision of services such as well workover, fishing, logging, cementing.

In the first half of 2005, we utilized our comprehensive chain of service to provide our customers with integrated project management services such as drilling, well workover services, etc. We secured a total of six contracts, with a total contract amount of RMB540 million, representing a 25.6% increase compared to RMB430 million over the same period last year.

Well Services

In the first half of 2005, the increase in the work volume of high demanding directional drilling which demands more technical support and well cementing services of greater depth, resulted in higher revenues recorded from single-well together with a substantial growth in sub-contracting revenue, well chemical services and increase in sales revenue from well chemical and logging equipments, contributed to a significant growth in well services. The total turnover from our well services in the first half of 2005 amounted to RMB626.3 million, representing an increase of RMB232.0 million, or 58.8%, from RMB394.3 million over the same period last year.

Logging

We completed 342 logging trips in the first half of 2005, representing an increase of 48 trips compared to 294 trips over the same period last year. Turnover from logging services amounted to RMB120.1 million in the first half of 2005, representing an increase of 25.9% compared to RMB95.4 million over the same period last year. The increase in the demand logging services was mainly attributable to a substantial increase in logging activities for development and production wells in the first half of 2005 compared to the same period last year.

Drilling Fluids

We offered drilling fluids services for a total of 174 wells in the first half of 2005, representing an increase of 4 wells compared to 170 wells over the same period last year. Turnover from drilling fluids services amounted to RMB129.9 million in the first half of 2005, representing an increase of 59.0% from RMB81.7 million over the same period last year. The increase in turnover was mainly attributable to the greater demand for drilling fluids services compared to the same period last year, and the increase in the drilling fluids services using oil-based mud which led to higher single well revenue.

Directional Drilling

We performed directional drilling services on 95 wells in the first half of 2005, representing a decrease of 14 wells compared to 109 wells over the same period last year. Turnover from directional drilling services amounted to RMB144.7 million in the first half of 2005, representing an increase of 79.5% from RMB80.6 million over the same period last year. The substantial increase in turnover, despite a decrease in number of wells for directional drilling services, was mainly attributable to a growth in revenues from single-well which demands more technical support and a substantial increase in multi-Bottom wells.

Well Cementing

We completed cementing services on 122 wells in the first half of 2005, representing a decrease of 15 wells from 137 wells over the same period last year. Turnover from well cementing services amounted to RMB97.3 million in the first half of 2005, representing an increase of 9.1% compared to RMB89.2 million over the same period last year. The growth in turnover, despite a decrease in the number of wells for cementing services, was mainly attributable to a growth in the revenues from single-well and the increase in volume of cementing work in the first half of the year.

Other Well Services

In the first half of 2005, we recorded a turnover of RMB134.3 million from other well services, representing an increase of RMB86.9 million compared to RMB47.4 million over the same period last year. The improvement in turnover was mainly attributable to a substantial increase of RMB70.7 million in sales revenue from oilfield chemical services and logging equipment for the current period.

Marine Support and Transportation Services

As of 30 June 2005, the Company owned 68 marine support vessels and 5 oil tankers. At the end of March 2005, one PSV vessel was transformed into 6 streamer seismic vessel. In April 2005, one standby vessel had commenced operation.

In the first half of 2005, due to the enlargement of our fleet, the operating days for marine support services increased to 11,444 days, compared to 10,495 days over the same period in 2004. Total number of servicing days increased to 11,656 days, compared to 10,615 servicing days in the same period last year. Average utilization rate of our marine support vessels was 98.2%, compared to 98.9% over the same period last year.

In the first half of 2005, the transportation volume for our oil tankers increased by 171,023 tons, or 28.3%, to 776,917 tons from 605,894 tons over the same period last year.

In the first half of 2005, we deployed only one standby vessel in Middle East.

Geophysical Services

Seismic Services

In 2005, we collected 2,231 km^2 of 3D seismic data and 20,867 km of 2D seismic data. 3D seismic data collection increased by 61.5%, compared to 1,381 km^2 over the same period last year, mainly due to increased work volume in the South China Sea as well as the enhanced efficiency of one seismic vessel, following an upgrade of its seismic data collection system. 2D data collection increased by 6.5% compared to 19,589 km over the same period last year, primarily due to a growth in work volume in the South China Sea and overseas.

In the first half of 2005, we processed 731 km^2 of 3D seismic data, basically unchanged from the same period last year. 2D data processing decreased by 2,338 km from 6,628 km for the first half of last year to 4,290 km. This is primarily attributable to a decline in the work volume of data processing assigned by the customers.

In order to enhance our capability in seismic operation services, we began the transformation of one PSV vessel into a seismic vessel from the end of March 2005. It is expected that the transformation of the vessel will be completed in the second half of 2005. As of 30 June 2005, the Company owned a total of six seismic vessels. Of the fleet, one vessel operated in the Bohai Bay, four operated in the South China Sea, while one provided service in West Africa.

Surveying Services

In order to expand our market reach and business scale of surveying services, we added one geotech research vessel into our fleet in February 2005. It will conduct inspection and maintenance activities for sub-sea pipeline, thus led to the expansion of our marine geotech survey services into pipeline inspection services. As of 30 June 2005, we owned four survey vessels, all operated in the Bohai Bay offshore China.

In 2005, the turnover from surveying services was RMB43.6 million, representing an increase of RMB4.2 million, or 10.7%, compared to RMB39.4 million over the same period last year. This is primarily attributable to the increase in the work volume of the site surveying services in the Bohai Bay.

Capital Expenditures

In order to meet the market prospect for the oilfield services, we continued to increase our capital investment in the first half of 2005. The capital

expenditures amounted to RMB858.8 million, representing an increase of RMB190.8 million or 28.6% compared to RMB668 million for the same period last year. Capital expenditures for FET drilling services were RMB567.0 million, mainly for the construction of the first 400-feet jack-up rig which was commissioned in September 2004 ("COSL 941"). Besides, in order to further expand the drilling capacity, we entered into a contract for the construction of the second first 400-feet jack-up rig ("COSL 942") on 30 June 2005. Capital expenditures for well services amounted to RMB42.4 million, mainly for the purchase of logging tools, cementing equipment, etc. Capital expenditures for marine support and transportation services amounted to RMB58.2 million, mainly for one purchase of chemical carrier. Capital expenditures for geophysical services amounted to RMB191.2 million, mainly for the transformation of one PSV vessel into a seismic vessel.

FINANCIAL REVIEW

Turnover

Turnover amounted to RMB2,372.5 million in the first half of 2005, representing an increase of RMB575.8 million, or 32.1%, compared to RMB1,796.7 million over the same period last year. This increase was mainly attributable to a significant increase in turnover from drilling services, well services, and marine support and transportation services.

We recorded a turnover of RMB1,061.0 million from drilling services in the first half of 2005, representing an increase of RMB262.6 million, or 32.9%, compared to RMB798.4 million over the same period last year. This increase was mainly attributable to an increase in drilling day rate as well as an increase in well workover services provided to our customers.

Turnover from well services amounted to RMB626.3 million in the first half of 2005, representing an increase of RMB232.0 million, or 58.8%, compared to RMB394.3 million over the same period last year. The substantial increase in turnover was mainly attributable to higher revenue derived from directional drills, drilling fluids, logging and material sales as compared to the same period last year.

Turnover from marine support and transportation services amounted to RMB427.6 million in the first half of 2005, representing an increase of RMB62.2 million, or 17.0%, compared to RMB365.4 million over the same period last year. This increase was mainly attributable to the operation of six newly-built vessels delivered in the second half of last year, which contributed to the increase of 949 days of the total operating days of our vessels for marine support services.

Turnover from geophysical services amounted to RMB257.6 million in the first half of 2005, representing an increase of RMB19.0 million, or 8.0%, compared to RMB238.6 million over the same period last year. This increase was mainly attributable to an increase in data collection activities in South China Sea and overseas, upgrading of the seismic data collection system of one seismic vessel which resulted in improved efficiency, as well as higher 2D and 3D data collection activities compared to the same period last year.

Other Revenues

In the first half of 2005, we recorded other revenues of RMB9.4 million, representing a decline of 43% from RMB16.5 million over the same period last year. This decrease was mainly attributable to the decline of revenues from insurance claims.

Operating Expenses

As of 30 June 2005, we recorded total operating

expenses of RMB1,898.4 million, representing an increase of RMB508.9 million, or 36.6%, from RMB1,389.5 million over the same period last year. The increase in operating expenses was mainly attributable to an increase in costs related to consumption of materials and others, sub-contracting costs, employee compensation costs and depreciation costs. Costs related to consumption of materials and others amounted to RMB724.1 million, increasing by RMB253.3 million, or 53.8%, compared to RMB470.8 million for the same period last year, mainly from increased consumption of materials and others due to an increase of work volume, surge in fuel prices and costs related to sales of wells chemical materials. The sub-contracting costs increased by RMB160.4 million or 345.8% to RMB206.8 million from RMB46.4 million for the same period last year, was mainly attributable to increased sub-contracting costs from the construction of newly added module rig and turnkey contract for directional drillings. Labour costs amounted to RMB378.5 million, increasing by RMB86.3 million or 29.5% from RMB292.2 million for the same period last year, mainly from increased personnel for the operation of drilling rigs, well workover projects, vessels and relevant manpower preparation for our COSL 941 drilling rig which is under construction. Depreciation costs increased by RMB40.0 million or 12.1% to RMB372 million from RMB332 million for the same period last year, mainly from the newly added COSL 931 drilling rig and marine support vessels as well as the depreciation of well services equipment.

In the first half of 2005, operating expenses from drilling services amounted to RMB770.2 million, representing an increase of RMB223.1 million, or 40.8%, compared to RMB547.1 million over the same period last year. This increase was mainly attributable to a substantial growth in costs related to consumption of materials and others, labour costs, sub-contracting costs and depreciation costs compared to the same period last year. Costs related to the consumption of materials and others amounted to RMB242.4 million, representing an increase of RMB83.5 million, or 52.5%, compared to RMB158.9 million for the same period last year. This increase was mainly due to increased expenses in materials and transportation resulting from an increased work volume as well as the surge in raw materials prices. Labour costs amounted to RMB179.8 million, representing an increase of RMB63.3 million or 54.4% over RMB116.5 million for the same period last year. This increase was mainly due to increased personnel required for the addition of one fleet of drilling rigs, preparation of one fleet of drilling rigs and well workover projects. Sub-contracting costs amounted to RMB95.1 million, representing an increase of RMB60.3 million or 173.5% compared to RMB34.8 million for the same period last year. This increase was mainly due to increased sub-contracting costs from the module rigs. Depreciation costs amounted to RMB161.8 million, representing an increase of RMB33.2 million or 25.8% compared to RMB128.6 million for the same period last year. This increase was primarily attributable to one newly added drilling rig and the depreciation of two transformed drilling rigs.

In the first half of 2005, operating expenses from well services amounted to RMB565.4 million, representing an increase of RMB228.0 million, or 67.6%, compared to RMB337.4 million over the same period last year. The increase was mainly due to higher costs related to the consumption of materials and others, sub-contracting costs, labour costs compared with the same period last year. Driven by a surge in mud materials prices and a substantial increase in materials cost resulting from the growth in the sale business of well chemical materials, costs related to the consumption of materials and others was RMB291.0 million, representing an increase of

RMB136.8 million, or 88.8%, from RMB154.1 million for the same period last year. Sub-contracting costs amounted to RMB109.7 million, representing an increase of RMB98.1 million, or 845.7%, from RMB11.6 million for the same period last year, mainly from an increased sub-contracting activity of directional wells. Labour costs were RMB66.7 million, representing an increase of RMB9.6 million, or 16.9%, from RMB57.1 million for the same period last year. This increase was primarily due to increase in personnel to meet with rising business volume.

In the first half of 2005, operating expenses from marine support and transportation services were RMB352.4 million, representing an increase of RMB35.2 million, or 11.1%, compared to RMB317.2 million over the same period last year. This increase was mainly attributable to the rise in the costs related to the consumption of materials and others, labour costs, maintenance costs, leasing costs from the same period last year. Costs related to the consumption of materials and others were RMB101.6 million, representing an increase of RMB21.9 million, or 27.5%, compared to RMB79.7 million over the same period last year, mainly due to higher materials costs resulting from the increased work volume. We recorded labour costs of RMB86.7 million, representing an increase of RMB10.4 million, or 13.7%, compared to RMB76.2 million over the same period last year, mainly from the personnel for new vessels. Maintenance costs were RMB18.8 million, representing an increase of RMB3.1 million, or 19.9%, compared to RMB15.7 million over the same period last year. This increase was mainly due to maintenance performed on some standby vessels. Operating lease expenses were RMB17.0 million, a rise of RMB3.1 million, or 21.8%, compared to RMB13.9 million over the same period last year, mainly because the Group leased two more vessels from the same period last year to a total of four vessels to support business operations.

In the first half of 2005, operating expenses from geophysical services were RMB210.5 million, representing an increase of RMB22.6 million, or 12.0%, compared to RMB187.9 million over the same period last year. The increase was mainly due to higher costs related to the consumption of materials and others, depreciation costs, labour costs, maintenance costs over the same period last year. Costs related to the consumption of materials and others were RMB89.1 million, representing an increase of RMB11.0 million, or 14.1%, compared to RMB78.1 million over the same period last year, mainly due to a greater work volume and a surge in fuel costs resulting from surging oil and materials prices. Depreciation costs were RMB37.5 million, representing a rise of RMB5.2 million, or 16.2%, compared to RMB32.3 million over the same period last year, mainly due to higher depreciation costs from data collection system of one of its seismic vessels. Labour costs were RMB45.4 million, representing an increase of RMB2.9 million, or 6.8%, compared to RMB42.5 million over the same period last year. The increase was mainly due to increased personnel for one surveying vessel newly put into operation. Maintenance costs were RMB11.2 million,representing an increase of RMB1.5 million, or 15.9%, compared to RMB9.6 million over the same period last year, mainly due to the overhaul performed on our three surveying vessels.

Operating Profit

In the first half of 2005, we achieved an operating profit of RMB483.6 million, grew by RMB59.9 million, or 14.1%, compared to RMB423.7 million over the same period last year. The increase in operating profit was primarily benefited from the growth in drilling services and marine support and transportation services. Drilling services recorded an operating profit of RMB291.5 million, representing a rise of RMB37.9 million, or 14.9%, compared to RMB253.6 million over the same period last year. Operating profit from

marine support and transportation services amounted to RMB75.3 million, increased by RMB27.0 million or 55.8%, compared to RMB48.3 million over the same period last year. Well services recorded an operating profit of RMB69.4 million, representing a rise of RMB4.5 million, or 6.9%, compared to RMB64.9 million over the same period last year. Operating profit from geophysical services amounted to RMB47.3 million, decreased by RMB9.5 million, or 16.7%, compared to RMB56.8 million over the same period last year.

Financial Income

The financial income in the first half of 2005 were RMB12.9 million, increased by RMB0.8 million from RMB12.1 million over the same period in 2004. This increase was mainly due to an increase of interest of RMB1.5 million from bank deposit and a decrease of RMB0.7 million in net loss of foreign exchange.

Share of Profit from Jointly-Controlled Entities

Our share of profit from jointly-controlled entities amounted to RMB47.4 million in the first half of 2005, representing an increase of RMB13.1 million, or 38.2%, compared to RMB34.3 million over the same period last year. The increase was mainly attributable to the significant improvement in the revenue contribution from China-France Bohai Geoservices and China Nanhai-Magcobar Mud.

Profit before Tax

Profit before tax in the first half of 2005 amounted to RMB543.9 million, representing an increase of RMB73.8 million, or 15.7%, compared to RMB470.1 million over the same period in 2004. The increase was mainly benefited from our growth in drilling services and marine support and transportation services.

Tax Credit

In the first half of 2005, our enterprise income tax amounted to RMB179.3 million, which was offset by the allowance granted by the tax authority to advanced technology enterprise in 2004, income tax expenses were reduced by RMB191.3 million. For the first half of 2005, we had an income tax credit of RMB12.0 million.

Profit after Tax

Our profit after tax in the first half of 2005 was RMB555.9 million, representing an increase of RMB102.8 million, or 22.7%, compared to RMB453.1 million over the same period last year.

Cash Flows

Our cash and cash equivalent were RMB2,162.3 million at the beginning of 2005, net cash inflow from operating activities for the current period was RMB601.7 million, net cash outflow from investing activities was RMB266.0 million, net cash outflow from financing activities was RMB275.4 million and the time deposit for more than three months and short-term investment for less than three months decreased by an aggregate amount of RMB513.8 million. As of 30 June 2005, our cash and cash equivalent were RMB1,708.8 million.

Distributions

In 2005, the Board of the Company proposed to distribute a special interim dividend of RMB55.5 million, or RMB1.39 Cent per share. Proposed dividend payout date is Wednesday, 16 November 2005.

Outlook

We will continue to work hard in every aspect in the second half of 2005 to achieve further growth in our full year results. There is no material change in the future developments in the business of the Group, including COSL's prospects for the current financial year since the publication of COSL's latest annual report.

Audit Committee

The audit committee has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The interim results for the six months ended 30 June 2005 are unaudited, but have been reviewed by Ernst & Young in accordance with Statement of Auditing Standards 700 "Engagement to review interim financial reports", issued by the Hong Kong Institute of Certified Public Accountants. The interim financial report has been reviewed by the audit committee.

Compliance with the Code on Corporate Governance Practices

The Board of Directors considers that the Company had complied with the requirements set out in Appendix 14 of the Code on Corporate Governance Practices ("the Code") during the six months ended 30 June 2005 (the "period"). The annual general meeting of the Company was held on 25 May 2005 by the Board of Directors pursuant to the Articles of Association of the Company. It was resolved to delegate executive director / chairman of the nomination committee / chief executive officer / president Mr. Yuan Guangyu to attend and preside over the annual general meeting. From now on, the Company shall comply with clause E.1.2. of the Code requiring the chairman of the board of directors and the chairman of each of the special committees of the board of directors to attend annual general meetings. The Chairman and the chairman of each of the special committees shall be available at annual general meetings.

Save as disclosed above, none of the directors of the Company is aware of any information which would reasonably indicate that the Company is not, was not for any part of the Period, in compliance with the code provision of the Code.

Interests of Major Shareholders and Other Persons of the Company in Shares and Relevant Shares

As at 30 June 2005, to the best knowledge of the directors and the Chief Executive Officer of the Company, the following entities having an interest or a short position in the share and underlying shares of 5% or more of the issued capital of the Company were recorded in the register required to be kept by the company pursuant to Section 336 of the Securities and Futures Ordinance.

Name	Capacity and nature of interest	Number and class of shares (Note a)	Approximate percentage in the same class of shares
China National Offshore Oil Corp.	Beneficial owner	2,460,468,000(L) Domestic shares	100.00%
The Capital Group Companies, Inc.	Investment Manager	185,364,925(L) H shares	12.08%
J.P. Morgan Chase & Co.	(b)	149,752,000(L) H shares 129,778,000(P) H shares	9.76% 8.46%
JPMorgan Chase Bank	other	143,027,000(L) H shares 143,027,000(L) H shares	9.32% 9.32%
Wellington Management Company,LLP	Investment Manager	77,466,000(L) H shares	5.05%

(a)"L" denotes long position and "P" denotes lending pool.
(b) 19,974,000 H shares were held as investment manager and 129,778,000 H shares were held in other capacity

Except for the foregoing, the directors are not aware of any other person or corporation that has an interest in 5% or more of the issued share capital of China Oilfield Services Limited which is required to be recorded in the register pursuant to the Securities and Futures Ordinance.

Purchase, Disposal and Redemption of Our Listed Shares

Neither the Company nor its subsidiaries purchased, disposed of or redeemed any of the listed securities of the Company during the first six months of 2005.

Directors' and Supervisors' Interests in Contracts

During the six months ended 30 June 2005, none of the directors and supervisors had any material interest, whether direct or indirect, in any contract that was significant to the Group's business and to which the Company, its controlling shareholder or any of its subsidiaries or the subsidiaries of the Group was a party.

Directors' and Supervisors' Interests in Shares

As at 30 June 2005, none of the directors and supervisors of the Company or any of their associates had any interest or short positions in any shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part 15 of the Securities and Futures Ordinance) as recorded in the register required to be kept by the Company under section 352 of the Securities and Futures Ordinance or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Directors' and Supervisors' Rights to Acquire Shares or Debentures

At no time during the first six months of 2005 were rights granted to any of the directors and supervisors of the Company and their respective spouses or children under 18 years of age, whereby enable any such person to derive benefit by acquiring the shares or debentures of the Company, or were any such rights exercised by any such person; or were the Company, its controlling shareholder or any of its subsidiaries or any of the Group's subsidiaries a party to any arrangement which would enable any of the directors of the Company to acquire such rights in any other body corporate.

Special Interim Dividend

The Board of Directors has proposed to declare and pay a special interim dividend of RMB1.39 u/cent per share for the six months ended 30 June 2005. The proposed special interim dividend for the period is subject to the approval of the shareholders of China Oilfield Services Limited at the extraordinary general meeting to be held on 26 October 2005.

The shareholder register will be closed from 26 September 2005 (Monday) to 26 October 2005 (Wednesday) (both dates inclusive). To qualify for the proposed special interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the share registrar of the Company, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00p.m. on 23 September 2005 (Friday).

Code for Dealing In the Company's Securities by Directors

Having made specific enquiries to all directors, the directors have confirmed that they complied, during the six months ended 30 June 2005, with the required standard set out in the Model Code for Securties Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules.

As at the date of this report, the Board of Directors comprises: Mr. Yuan Guangyu and Mr. Wu Mengfei as executive directors; Mr. Fu Chengyu and Mr. Wang Zhongan as non-executive directors; Mr. Andrew Y. Yan and Mr. Gordon C.K. Kwong and Mr. Simon X. Jiang as independent non-executive directors.

On behalf of the Board
Fu Chengyu
Chairman
Hong Kong, 29 August 2005

TO THE BOARD OF DIRECTORS
CHINA OILFIELD SERVICES LIMITED (THE "COMPANY")

(Incorporated in the People's Republic of China with limited liability)

We have been instructed by the Company to review the interim financial report of the Company and its subsidiaries (collectively as the "Group") for the six months ended 30 June 2005, as set out on pages 13 to 31.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") require the preparation of an Interim Financial Report to be in compliance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors. It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of the Group's management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2005.

Ernst & Young
Certified Public Accountants

Hong Kong
29 August 2005

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2005

	Notes	Six months ended 30 June 2005 (unaudited) RMB'000	2004 (unaudited) RMB'000
TURNOVER	3	2,372,549	1,796,699
Other revenues		9,402	16,490
Operating expenses			
Depreciation of property, plant and equipment		(372,032)	(331,983)
Employee compensation costs		(378,515)	(292,239)
Repair and maintenance costs		(52,843)	(48,378)
Consumption of supplies, materials, fuel, services and others		(724,082)	(470,810)
Subcontracting expenses		(206,786)	(46,385)
Operating lease expenses		(76,447)	(95,519)
Other selling, general and administrative expenses		(27,823)	(30,424)
Other operating expenses		(59,831)	(73,727)
Total operating expenses		(1,898,359)	(1,389,465)
PROFIT FROM OPERATING ACTIVITIES		483,592	423,724
Financial income			
Exchange gains/(losses), net		(457)	283
Interest income		13,356	11,776
		12,899	12,059
Share of profits and losses of jointly-controlled entities		47,368	34,343
PROFIT BEFORE TAX		543,859	470,126
Tax	4	12,036	(16,993)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		555,895	453,133
PROPOSED SPECIAL INTERIM DIVIDENDS	5	55,535	91,493
EARNINGS PER SHARE-BASIC	6	13.91 Cent	11.34 Cent

CONDENSED CONSOLIDATED BALANCE SHEET

30 June 2005

	Notes	30 June 2005 (unaudited) RMB'000	31 December 2004 (audited) RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment, net	7	6,314,427	5,763,424
Interests in jointly-controlled entities		189,073	184,263
		6,503,500	5,947,687
CURRENT ASSETS			
Inventories		252,844	215,853
Prepayments, deposits and other receivables		155,178	123,923
Accounts receivable, net	8	862,655	662,548
Due from the ultimate holding company	9	11,285	-
Due from other CNOOC group companies	10	4,306	4,269
Short term investments	11	-	20,003
Pledged time deposits		1,987	4,255
Cash and cash equivalents		1,708,794	2,162,282
		2,997,049	3,193,133
CURRENT LIABILITIES			
Trade payables and other payables	12	647,394	571,874
Salary and bonus payables		392,992	228,161
Tax payable		95,942	217,602
Due to the ultimate holding company	9,13	200,000	204,469
Due to other CNOOC group companies	10	9,318	20,780
		1,345,646	1,242,886
NET CURRENT ASSETS		1,651,403	1,950,247
TOTAL ASSETS LESS CURRENT LIABILITIES		8,154,903	7,897,934
NON-CURRENT LIABILITIES			
Deferred tax liabilities		409,727	433,258
Long term payable to the ultimate holding company	13	300,000	400,000
		709,727	833,258
		7,445.76	7,064,676
CAPITAL AND RESERVES			
Share capital	14	3,995,320	3,995,320
Reserves		3,394,321	2,893,961
Proposed dividends		55,535	175,395
		7,445,176	7,064,676

For the six months ended 30 June 2005

Unaudited	Issued share capital RMB'000	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained profits RMB'000	Proposed dividends RMB'000	Total RMB'000
Balance at 1 January 2005	3,995,320	1,975,810	206,565	711,586	175,395	7,064,676
Net profit for the period	-	-	-	555,895	-	555,895
Final 2004 dividend declared	-	-	-	-	(175,395)	(175,395)
Proposed special interim 2005 dividend	-	-	-	(55,535)	55,535	-
As at 30 June 2005	3,995,320	1,975,810	206,565	1,211,946	55,535	7,445,176

Unaudited	Issued share capital RMB'000	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained profits RMB'000	Proposed dividends RMB'000	Total RMB'000
Balance at 1 January 2004	3,995,320	1,975,810	101,306	382,006	90,694	6,545,136
Net profit for the period	-	-	-	453,133	-	453,133
Final 2003 dividend declared	-	-	-	-	(90,694)	(90,694)
Proposed special interim 2004 dividend	-	-	-	(91,493)	(91.493)	-
As at 30 June 2004	3,995,320	1,975,810	101,306	743,646	91,493	6,907,575

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2005

	Six months ended 30 June 2005 (unaudited) RMB'000	2004 (unaudited) RMB'000
Net cash inflow from operating activities	601,671	712,024
Net cash outflow from investing activities	(266,021)	(159,905)
Net cash inflow before financing	335,650	552,119
Net cash outflow from financing activities	(275,395)	(90,694)
Net increase in cash and cash equivalents	60,255	461,425
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,258,861	792,614
CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,319,116	1,254,039
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and balances with banks and financial institutions	1,710,781	2,141,435
Less: pledged time deposits for letter of credit facilities	(1,987)	(3,026)
Cash and cash equivalents for balance sheet	1,708,794	2,138,409
Less: non-pledged time deposits with original maturity of more than three months when acquired:		
- bank deposits	(389,341)	(988,952)
- CNOOC Finance Corporation Limited	(337)	(208,895)
Add: short term investments with original maturity of less than three months when acquired:	-	313,477
Cash and cash equivalents for cash flow statement	1,319,116	1,254,039

1. CORPORATE INFORMATION AND PRINCIPAL ACTIVITIES

The registered office of China Oilfield Services Limited is located at 3-1516 Hebei Road, Haiyang New and Hi-Tech Development Zone, Tanggu, Tianjin 300451, China.

The Group is principally engaged in the provision of oilfield services including drilling services, well services, marine support and transportation services, and geophysical services offshore.

In the opinion of the directors, the ultimate holding company is China National Offshore Oil Corporation ("CNOOC").

As at 30 June 2005, the Company had direct or indirect interests in the following subsidiaries and jointly-controlled entities:

Name of entity	Place and date of incorporation/ establishment and operations	Percentage of equity directly attributable to the Group	Nominal value of issued and paid up capital	Principal activities
Directly held subsidiaries:				
COSL America Inc	United States of America 2 November 1994	100%	US$100,000	Sale of logging equipment
China Oilfield Services (BVI) Limited	British Virgin Islands 19 March 2003	100%	US$1	Investment holding
Indirectly held subsidiaries:				
COSL (Labuan) Company Limited	Malaysia 11 April 2003	100%	US$1	Provision of drilling services in Indonesia
COSL Services Southeast Asia (BVI) Limited	British Virgin Islands 29 May 2003	100%	US$1	Investment holding

1. CORPORATE INFORMATION AND PRINCIPAL ACTIVITIES continued

Name of entity	Place and date of incorporation/ establishment and operations	Percentage of equity directly attributable to the Group	Nominal value of issued and paid up capital	Principal activities
Jointly-controlled entities:				
China-France Bohai Geoservices Co., Ltd. ("China–France")	Tianjin, PRC 30 November 1983	50%	US$11,650,000	Provision of logging services
China Nanhai-Magcobar Mud Corporation Ltd. ("Magcobar")	Shenzhen, PRC 25 October 1984	60%*	US$1,250,000	Provision of drilling fluids services
CNOOC-OTIS Well Completion Services Ltd.("CNOOC–OTIS")	Tianjin, PRC 14 April 1993	50%	US$2,000,000	Provision of well completion services
China Petroleum Logging-Atlas Cooperation Service Company ("Logging–Atlas")	Guangdong, PRC 10 May 1984	50%	US$2,000,000	Provision of logging services
China Offshore Fugro Geo Solutions (Tianjin) Company Ltd. ("Fugro")	Tianjin, PRC 24 August 1983	50%	US$1,720,000	Provision of geophysical services
Tianjin Jinlong Petro-Chemical Company Ltd. ("Jinlong")	Tianjin, PRC 7 September 1993	50%	RMB1,036,000	Provision of drilling fluids services

* In the opinion of the directors, the Company does not have control over Magcobar's financial and operating decisions, and accordingly, the financial statements of Magcobar have not been incorporated into the Group's consolidated financial statements. The financial statements of Magcobar have been dealt with in the Group's consolidated financial statements under the equity accounting method.

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The consolidated interim financial statements have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting". The accounting policies and basis of preparation used in the preparation of the interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2004 except in relation to the following new and revised Hong Kong Financial Reporting Standards ("HKFRSs", which also include HKASs and Interpretations) which are generally effective and are relevant to the Group's operations for accounting periods beginning on or after 1 January 2005 and are adopted the first time by the Group for the current period's financial statements:

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement

The adoption of the above HKFRSs has no material impact on the accounting policies and the results and financial position of the Group. The impact of adopting other HKFRSs are detailed as follows:

HKAS 39–Financial Instruments: Recognition and Measurement

In prior periods, the Group classified its investments in short term debt securities as short term investments which were not intended to be held on a continuing basis and those investments were stated at fair values at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of debt securities are credited or charged to the income statement in the period in which they arose.

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES continued

Upon the adoption of HKAS 39, the Group classifies its financial assets, including investments, in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets are acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

(a) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months from the balance sheet date. During the period, the Group did not hold any financial assets in this category.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are included in non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

(c) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. During the period, the Group did not hold any investments in this category.

(d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months from the balance sheet date.

Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred to another entity and the Group has transferred substantially all risks and rewards of ownership to another entity. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the "financial assets at fair value through

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES continued

profit or loss" are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains or losses from investment securities.

The fair value of quoted investments are based on current bid prices in active markets. If the market for a financial asset (and for unlisted securities) is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, and the use of the discounted cash flow analysis and option pricing models refined to reflect the issuer's specific circumstances.

When the fair value of unlisted equity securities cannot be reliably measured because (1) the variability in the range of reasonable fair value estimates is significant for that investment or (2) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the securities below their cost is a crucial factor in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

3. SEGMENT INFORMATION

The Group is engaged in a broad range of petroleum related activities through its four major business segments: drilling services, well services, marine support and transportation services, and geophysical services.

Turnover represents the net invoiced value of offshore oilfield services rendered, net of sales surtaxes. All significant intragroup transactions have been eliminated on consolidation/combination.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that provides services which are subject to risks and returns that are different from those of other business segments. Summary details of the business segments are as follows:

3. SEGMENT INFORMATION continued

(a) the drilling services segment is engaged in the provision of oilfield drilling services and well workovers;

(b) the well services segment is engaged in the provision of logging and downhole services, such as drilling fluids, directional drilling, cementing and well completion;

(c) the marine support and transportation segment is engaged in the transportation of materials, supplies and personnel to offshore facilities, moving and positioning drilling structures and the transportation of crude oil and refined products; and

(d) the geophysical segment is engaged in the provision of offshore seismic data collection, marine surveying and data processing services.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

No further geographical segment information is presented as almost all of the Group's assets, operations and customers are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns.

An analysis of the Group's turnover and profit information by principal activity for the six months ended 30 June 2005 is as follows:

	Drilling services 2005 (unaudited) RMB'000	Well services 2005 (unaudited) RMB'000	Marine support and transportation 2005 (unaudited) RMB'000	Geophysical 2005 (unaudited) RMB'000	Total 2005 (unaudited) RMB'000
Segment revenue					
Sales (including intersegment)	1,105,047	639,592	434,559	257,634	2,436,832
Less: Intersegment sales	44,064	13,299	6,920	-	64,283
Total sales to external customers	1,060,983	626,293	427,639	257,634	2,372,549
Segment results					
Net profit from ordinary activities attributable to shareholders	291,544	69,430	75,314	47,304	483,592

3. SEGMENT INFORMATION continued

An analysis of the Group's turnover and profit information by principal activity for the six months ended 30 June 2004 is as follows:

	Drilling services 2004 (unaudited) RMB'000	Well services 2004 (unaudited) RMB'000	Marine support and transportation 2004 (unaudited) RMB'000	Geophysical 2004 (unaudited) RMB'000	Total 2004 (unaudited) RMB'000
Segment revenue					
Sales (including intersegment)	843,828	403,664	367,374	238,591	1,853,457
Less: Intersegment sales	45,471	9,336	1,951	-	56,758
Total sales to external customers	798,357	394,328	365,423	238,591	1,796,699
Segment results					
Net profit from ordinary activities attributable to shareholders	253,669	64,931	48,334	56,790	423,724

4. TAX

The Group is subject to income tax on an entity basis on profit arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate. The Group is not liable for income tax in Hong Kong as it does not have assessable income currently sourced from Hong Kong.

In accordance with the relevant tax laws in the PRC, the Company is subject to enterprise income tax at the rate of 33%.

During the period, the application by the Company as an advanced technology enterprise for tax purposes was approved and the Company' s enterprise income tax rate for fiscal year 2004 was reduced from 33% to 15%. As a result, a tax refund of RMB191 million relating to fiscal year 2004 has been recorded by the Company in the current period. The eligibility for such tax rate reduction in the future is conditional upon the fulfilment of certain conditions on an annual basis as stipulated in the relevant tax rules, which include a minimum proportion of sales of advanced technology services to total sales and a minimum proportion of research and development expenses to each of total expenses and total revenues under the PRC accounting principles.

As a reduction in the enterprise income tax rate from 33% to 15% for the period under review cannot be ascertained at the date of this report, management considers it is appropriate to use 33% to accrue for the income tax liability of the Company for the six months ended 30 June 2005.

4. TAX continued

The Company' s incorporated subsidiary in Malaysia, COSL (Labuan) Company Limited, is subject to deemed profit and withholding tax of 15% based on its gross service income generated from drilling activities in Indonesia.

The determination of current and deferred income tax was based on enacted tax rates.

An analysis of the Group's provision for tax is as follows:

	Six months ended 30 June	
	2005 (unaudited) RMB'000	2004 (unaudited) RMB'000
Hong Kong profits tax	-	-
Overseas income tax:		
Current income tax	27,825	49
Deferred income tax	-	-
PRC corporate income tax:		
Current income tax	174,950	190,077
Tax refund as an advanced technology enterprise	(191,280)	(128,907)
Deferred income tax	(23,531)	(44,226)
	(12,036)	16,993

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for Mainland China in which the Company and its jointly-controlled entities are domiciled to the tax expense at the effective tax rate and a reconciliation of the applicable rate (i.e. the statutory tax rate) to the effective tax rate is as follows:

	Six months ended 30 June			
	2005 (unaudited)		2004 (unaudited)	
	RMB'000	%	RMB'000	%
Profit before tax	543,859		470,126	
Tax at the statutory tax rate of 33% (2004: 33%)	179,473	33.0	155,141	33.0
Income of jointly-controlled entities already net of income tax	(15,631)	(2.9)	(11,333)	(2.4)
Tax refund as an advanced technology enterprise	(191,280)	(35.1)	(128,907)	(27.4)
Expenses not deductible for tax	15,402	2.9	2,092	0.4
Total tax charge at the Group's effective rate	(12,036)	(2.1)	16,993	3.6

5. DIVIDENDS

In accordance with the articles of association of the Company, net profit after tax for the purpose of profit distribution will be deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting principles and financial regulations and (ii) the net profit determined in accordance with Hong Kong accounting standards.

The Board has proposed to pay a special interim dividend of RMB1.39 Cent (2004: RMB2.29 Cent) per share for the six months ended 30 June 2005. The proposed interim dividend for the period is subject to the approval of the Company's shareholders at the upcoming shareholders' extraordinary general meeting.

6. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the six months ended 30 June 2005 of approximately RMB555,895,000 (2004: RMB453,133,000) and the 3,995,320,000 (2004: 3,995,320,000) shares in issue during the period.

Diluted earnings per share for the six months ended 30 June 2005 and 2004 have not been calculated because no diluting events existed during these periods.

7. PROPERTY, PLANT AND EQUIPMENT, NET

During the period, the Group acquired tankers and vessels, drilling equipment, machines and equipment, motor vehicles and construction in progress with an aggregate cost amounting to approximately RMB924 million. Machines and equipment amounting to RMB5 million were disposed of in 2005, and the loss on disposal of RMB278,000 incurred by the Company was dealt with in the Group's consolidated financial statements for the six months ended 30 June 2005 as other operating expenses.

As at the date of these financial statements, drilling rigs, and tankers and vessels with an aggregate cost amount and net book value of RMB438 million and RMB97 million, respectively, have yet to complete the title re-registration procedures after the Group reorganisation in 2002. The Company is in the process of re-registration of the title of these rigs, tankers and vessels under its name with the relevant government authorities.

8. ACCOUNTS RECEIVABLE, NET

An aging analysis of accounts receivable, net, as at the balance sheet date is as follows:

	30 June 2005 (unaudited) RMB'000	31 December 2004 (audited) RMB'000
Outstanding balances aged:		
Within one year	860,128	659,580
Within one to two years	3,137	10,294
Within two to three years	827	54,497
Over three years	39,358	641
	903,450	725,012
Less: Provision for doubtful debts	(40,795)	(62,464)
	862,655	662,548

The general credit terms of the Group range from 30 to 90 days.

Included in the accounts receivable are the following amounts due from CNOOC Limited, its subsidiaries (collectively known as "CNOOC Limited Group") and CNOOC, its subsidiaries and affiliates other than CNOOC Limited Group (collectively know as "CNOOC Group"), which are repayable on similar credit terms to those offered to independent third party customers.

	30 June 2005 (unaudited) RMB'000	31 December 2004 (audited) RMB'000
Due from CNOOC Limited Group	235,775	177,592
Due from CNOOC Group	24,956	24,055
	260,731	201,647

9. BALANCES WITH THE ULTIMATE HOLDING COMPANY

The amount due from the ultimate holding company is unsecured, interest-free and has no fixed terms of repayment except for the long term payable detailed in note 13.

10.BALANCES WITH OTHER CNOOC GROUP COMPANIES

The balances with other CNOOC group companies are unsecured, interest-free and have no fixed terms of repayment.

11.SHORT TERM INVESTMENTS

	30 June 2005 (unaudited) RMB'000	31 December 2004 (audited) RMB'000
Government debt securities purchased with an obligation to re-sell	-	20,003

12.TRADE PAYABLES AND OTHER PAYABLES

An aging analysis of trade and other payables as at the balance sheet date is as follows:

	30 June 2005 (unaudited) RMB'000	31 December 2004 (audited) RMB'000
Outstanding balances aged:		
Within one year	603,427	551,974
Within one to two years	33,595	11,748
Within two to three years	3,402	5,851
Over three years	6,970	2,301
	647,394	571,874

13.LONG TERM PAYABLE TO THE ULTIMATE HOLDING COMPANY

	30 June 2005 (unaudited) RMB'000	31 December 2004 (audited) RMB'000
Outstanding balance payable:		
Within one year	200,000	200,000
In the second year	200,000	200,000
In the third year	100,000	200,000
	500,000	600,000
Portion classified as current liabilities	(200,000)	(200,000)
Long term portion	300,000	400,000

13. LONG TERM PAYABLE TO THE ULTIMATE HOLDING COMPANY continued

The amount due to the ultimate holding company is unsecured, interest-free and repayable over three years on an annual installment basis with repayment commencing from 1 May 2005. During the period, the Company has repaid RMB100 million to its ultimate holding company.

14. SHARE CAPITAL

	30 June 2005 (unaudited) RMB'000	31 December 2004 (audited) RMB'000
Registered, issued and fully paid:		
2,460,468,000 State legal person shares of RMB1.00 each	**2,460,468**	2,460,468
1,534,852,000 H shares of RMB1.00 each	**1,534,852**	1,534,852
	3,995,320	3,995,320

The Company does not have any share option scheme.

15. DISTRIBUTABLE RESERVES

The Company's ability to distribute reserves is determined in accordance with the PRC accounting principles and financial regulations. As at 30 June 2005, in accordance with the PRC Company Law, an amount of approximately RMB1,976 million (2004: RMB1,976 million) in the Company's capital reserve account and an amount of approximately RMB206 million (2004: RMB206 million) in the Company's statutory reserve funds, as determined under the PRC accounting principles and financial regulations, were available for distribution by way of future capitalisation issue. In addition, the Company had retained profits of approximately RMB1,150 million (2004: RMB629 million) available for distribution as dividend. Save as aforesaid, the Company did not have any other reserves available for distribution to its shareholders at 30 June 2005.

16. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The Group is part of a larger group of companies under CNOOC and has extensive transactions and relationships with members of CNOOC. As such, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Related parties refer to corporations in which CNOOC is a shareholder and is able to exercise control, joint control or significant influence. The transactions were made on terms agreed between the parties based on relevant local market rates.

16. RELATED PARTY TRANSACTIONS continued

In addition to the transactions and balances detailed elsewhere in these financial statements, the following is a summary of significant transactions carried out between the Group and (i) CNOOC Limited Group; (ii) CNOOC Group; and (iii) its jointly-controlled entities:

	Six months ended 30 June	
	2005	2004
	(unaudited)	(unaudited)
	RMB'000	RMB'000
A. Included in revenue		
Gross revenue earned from provision of services to the following related parties:		
a. CNOOC Limited Group		
Provision of drilling services	683,162	552,559
Provision of well services	367,192	306,526
Provision of marine support and transportation services	253,577	234,060
Provision of geophysical services	175,837	171,632
	1,479,768	1,264,777
b. CNOOC Group		
Provision of drilling services	863	3,845
Provision of well services	4	836
Provision of marine support and transportation services	38,379	44,971
Provision of geophysical services	5,738	3,023
	44,984	52,675
c. Jointly-controlled entities		
Provision of drilling services	834	1,553
Provision of well services	3,469	8,437
Provision of marine support and transportation services	10	-
Provision of geophysical services	-	5,500
	4,313	15,490

16. RELATED PARTY TRANSACTIONS continued

	Six months ended 30 June 2005 (unaudited) RMB'000	2004 (unaudited) RMB'000
B. Included in operating expenses		
Services provided by the CNOOC Group and jointly-controlled entities:		
Labour services	6,263	8,928
Materials, utilities and other ancillary services	61,146	32,820
Transportation services	1,189	1,719
Lease of offices, warehouses and berths	15,298	16,798
Lease of equipment	-	12,283
Repair and maintenance services	1,270	6,839
Management services	5,690	4,170
	90,856	83,557

The amount of services provided by the jointly-controlled entities totalled RMB24,837,000 for the six months ended 30 June 2005 (2004: RMB5,368,000).

C. Included in interest income:		
Interest income earned from CNOOC Finance Corporation Limited	1	2,057

	30 June 2005 (unaudited) RMB'000	31 December 2004 (audited) RMB'000
D. Deposits and loans:		
Deposits placed with CNOOC Finance Corporation Limited	74	411

The Company and the above related parties are within the group of CNOOC and are under common control by the same ultimate holding company.

The Company entered into several agreements with the CNOOC Group which govern employee benefits arrangements, the provision of materials, utilities and ancillary services, the provision of technical services, the lease of properties and various other commercial arrangements.

The balances with jointly-controlled entities as at 30 June 2005 were unsecured, interest-free and no fixed terms of repayment.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the usual course of business.

17. OPERATING LEASE ARRANGEMENTS

The Group leases certain of its drilling rigs and office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from one to seven years.

At balance sheet date, the Group had following minimum lease payments under non-cancellable operating leases:

	30 June 2005 (unaudited) RMB'000	31 December 2004 (audited) RMB'000
Within one year	65,215	65,212
In the second to fifth years, inclusive	245,247	250,281
After five years	86,858	119,926
	397,320	435,419

18. CAPITAL COMMITMENTS

At 30 June 2005, the Group had the following capital commitments, principally for the construction or purchases of fixed assets:

	30 June 2005 (unaudited) RMB'000	31 December 2004 (audited) RMB'000
Contracted, but not provided for	304,423	531,172
Authorised, but not contracted for	3,013,162	1,893,374
	3,317,585	2,424,546

19. CONTINGENT LIABILITIES

As at 30 June 2005, the Group had no significant contingent liabilities.

20. COMPARATIVE FIGURES

As further explained in note 2 to these financial statements, due to the adoption of new HKFRSs during the current period, the presentation of certain items in the income statement have been revised to comply with the new requirements.

21. APPROVAL OF INTERIM FINANCIAL STATEMENTS

The interim financial statements for the six months ended 30 June 2005 were approved and authorised for issue by the board of directors on 29 August 2005.

The Extraordinary General Meeting ("EGM") of China Oilfield Services Limited ("COSL") will be held on 26 October 2005 (Wednesday) at 10:00 a.m. at Room 403, CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing for the following purposes:

By way of Ordinary Resolutions:

To consider and approve the resolution of the distribution of 2005 special interim dividend.

By order of the Board
Chen Weidong
Company Secretary

Hong Kong, 29 August 2005

Notes:

(1) Holders of COSL's overseas listed foreign invested shares (in the form of H Shares) whose names appear on COSL's Register of Members maintained by Computershare Hong Kong Investor Services Limited and representative of China National Offshore Oil Corporation (as holder of COSL domestic shares) are entitled to attend and vote at the EGM on August 29, 2005 (Monday).

(2) Shareholders who intend to attend the meeting must complete and return the written replies for attending the meeting to the registered office of COSL in Hong Kong by post or by facsimile no later than October 6, 2005 (Thursday):

Address:	65/F., Bank of China Tower 1 Garden Road, Hong Kong
Tel:	(852) 2213 2502
Fax:	(852) 2525 9322

(3) Shareholder of COSL who has the right to attend and vote at the meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. Where a shareholder has appointed more than one proxy to attend the EGM, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. In case that an appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to COSL's registered office at 65/F, Bank of China Tower, 1 Garden Road, Hong Kong, no less than 24 hours before the time appointed for the holding of the EGM in order for such documents to be valid.

(4) COSL's Register of Member will be closed from September 26, 2005 (Monday) to October 26, 2005 (Wednesday) (both days inclusive), during which time no transfer of shares will be registered. Transferees of H Shares who wish to attend the EGM and qualify for entitlement to the 2004 interim dividend referred to above must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4:00 p.m. on September 23, 2005 (Friday) for completion of the registration of the relevant transfer in accordance with the Articles of Association of COSL.

Computershare Hong Kong Investor Services Limited's address is as follows:

46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(5) Shareholders or their proxies must present proofs of their identities upon attending the EGM. Should a proxy be appointed, the proxy must also present copies of his/her proxy form, copies of appointing instrument and power of attorney or board resolutions issued by the management of the relevant corporate shareholder, if applicable.

(6) The EGM is expected to last not more than one day. Shareholders or proxies attending the EGM are responsible for their own transportation and accommodation expenses.

財務摘要

- 營業額上升32.1%達人民幣2,372.5百萬元
- 經營利潤增加14.1%至人民幣483.6百萬元
- 股東應占溢利上升22.7%至人民幣555.9百萬元
- 中期每股盈利人民幣13.91分
- 建議派發中期特別股息每股人民幣1.39分

目錄

各位尊敬的股東：

石油價格高企，全球油田服務需求强勁。今年五月初我訪問美國休士頓與同行交流，他們無不對市場行情之高漲而興奮不已。在此，我亦抱着高興的心情向各位尊敬的股東報告，由于中國近海勘探開發活動持續活躍，同時也受行業景氣周期的拉動，2005年上半年中海油田的經營業績再次創出歷史新高。

公司業務實現了全面增長。上半年公司的營業額較去年同期增長32.1%，達到人民幣2,372.5百萬元。四大業務板塊：鑽井作業、油氣井技術服務、近海工作船和運輸服務及物探勘察業務的營業額較去年同期分別增幅爲32.9%、58.8%、17.0%及8.0%。上半年公司實現凈利潤爲人民幣565.9百萬元，同比增長22.7%。其中油氣井技術服務業務增幅最大，該業務板塊的營業額達到人民幣626.3百萬元，較去年同期的人民幣394.3百萬元增加了人民幣232.0百萬元，其增長主要原因是材料制造銷售及一體化管理在上半年有較大拓展，另外我們一直較爲關注的油田生產服務業務亦有突出表現，它將是今后我們業務發展的重要領域。鑒于公司上半年良好的經營業績，公司董事會建議派發中期特別股息每股人民幣1.39分。

鑽井作業日費率有較大提升。上半年我們的鑽井船的平均日費較去年同期有明顯增加，提升了21.7%，其增長原因是由于整個油田服務行業的整體增長的拉動以及國內市場的需求旺盛，我們與客户的價格談判能力亦獲得提升。

資本性支出大幅提高。爲應對市場對油田服務業務的需求，2005年上半年公司繼續加大資本投入，資本性支出爲人民幣爲858.8百萬元，比去年同期增長28.6%。主要是繼續擴充鑽井及其它大型裝備能力。面對新的油氣勘探開發的周期性增長，公司不斷提高資本性投資，反映出管理層對公司發展充滿信心。

海外市場持續活躍。2005年上半年公司在拓展海外市場方面取得了較大的進展，公司來自海外市場的營業額爲人民幣2.098億元，較去年同期增長133%。我們的固井添加劑、鑽井液，繞絲篩管等化工及完井器材擴大了對北美地區的銷售，産品質量得到國際市場認可。同時，公司在印尼獲得的CNOOC SES修井總包服務合同，合同期爲5年，合同金額9.836萬美元，合同自2005年5月開始執行。

公司在油田生産服務領域形成了新的增長點，如鑽修井機制造繼去年出色完成了康菲蓬萊19-3油田建造安裝項目之后，今年又圓滿完成了印尼CNOOC SES四臺修井機建造安裝和CCLT南堡35-2油田平臺模塊鑽機建造安裝總包服務項目。上述項目的成功，標志着公司在鑽修井機設計、建造、安裝、管理、操作和維護一體化服務方面具備了良好的專業素質和强勁的市場競爭力。

2005年上半年我們的一體化管理業務能力進一步得到整合及提升，共簽定6個合同，合同總金額人民幣5.4億元，同比增長25.6%。

上半年公司安全生產形勢整體平穩，較大事故得到遏制，事故總數與去年同期相比有所下降；OSHA統計可記錄事故率0.36（國際水平約爲0.7），符合公司的年度QHSE目標，安全狀况處于受控狀態。

展望下半年，全球石油需求將持續增長，油氣田勘探開發及油田技術服務將繼續呈現良好的增長態勢。我們有信心繼續主導中國近海區域市場，并向東南亞等海外市場擴展。我們將繼續抓好大型裝備的改造和建設，加大技術研發的力度，提升油田生産服務的能力，加强成本管理和内部控制，充分發揮競爭優勢，積極擴大市場份額，不斷擴大公司的盈利能力。

最后，衷心感謝長期支持關愛公司成長的股東、董事和各位員工同仁。



袁光宇

首席執行官

香港，二零零五年八月二十九日

業務回顧

鑽井作業

石油需求的強勁增長，及油價的高企，使中國近海勘探開發活動繼續保持活躍。2005年上半年，我們在渤海鑽井78口，南海鑽井22口，印度尼西亞鑽井13口，合計113口，較去年同期減少13口。其中：開發井爲87口，較去年同期93口減少6口；勘探井26口，較去年同期33口減少7口，減少的主要原因是上半年安排的深井作業較多，鑽井周期較長。

2005年上半年，我們共操作14艘鑽井船（包括租用1艘鑽井船），其中：8艘在渤海作業、5艘在南海作業、1艘在印度尼西亞作業。

2005年上半年，我們的鑽井船共作業2,278船天，較去年同期減少22船天，其中：自升式增加51船天，半潛式減少73船天。2004年7月購入的1艘自升式鑽井船經恢復性修理後於2005年1月6日投入運營，上半年共作業176船天。另一方面，上半年修船235船天（包括「海洋石油935」的升級改造120船天），較去年同期修船51船天增加184船天。2005年上半年鑽井船平均使用率爲99.1%，去年同期爲100%。鑽井船的平均日費爲42,931美元／天，較去年同期增長21.7%，其中：自升式鑽井船的平均日費爲38,089美元／天，較去年同期31,871美元／天增加19.5%，半潛式平均日費爲61,408美元／天，較去年同期46,249美元／天增加32.8%。修井業務在2005年上半年也取得較大增長，2005年上半年共完成修井作業4,073隊／天，去年同期爲3,400隊／天。對應的業務收入分別爲2005年上半年人民幣226.8百萬元，去年同期爲人民幣113.4百萬元，收入大幅增加的主要原因是增加了油田模塊鑽機建造總包收入。

2005年上半年我們在印度尼西亞獲得修井服務合同，合同期爲5年，合同總金額約9,836萬美元，合同自2005年5月開始執行，主要提供修井、打撈、測井、固井等服務。

2005年上半年，我們利用自身完整的作業服務鏈，繼續向客户提供包括鑽井、修井等一體化項目管理服務，共簽定6個一體化服務合同，合同總金額人民幣5.4億元，較去年同期的人民幣4.3億元增長25.6%。

油氣井技術服務

2005年上半年，由於技術要求較高的定向井工作量增加；以及深井固井作業量增加，致使單井作業收入較高；同時分包業務、油井化工及測井材料銷售收入的增長，這些都使得油氣井技術服務業務顯著增長。2005年上半年油氣井技術服務業務的營業額爲人民幣626.3百萬元，較去年同期的人民幣394.3百萬元增加了人民幣232.0百萬元，增幅爲58.8%。

測井

2005年上半年共測井342井次，較去年同期294井次增加48井次。相應的業務收入分別是2005年上半年人民幣120.1百萬元，去年同期爲人民幣95.4百萬元，增幅爲25.9%。測井業務增加的主要原因是上半年對開發井、生產井的測井需求較去年同期大幅增加。

業務回顧 續

鑽井液

2005年上半年提供鑽井液服務合計174口井，較去年同期170口井增加4口井。相應的業務收入分別爲2005年上半年人民幣129.9百萬元，去年同期爲人民幣81.7百萬元，增幅爲59.0%。增加的主要原因是對鑽井液服務的需求較去年同期有所增加，并且使用油基泥漿作業的鑽井液服務增加，致使單井作業收入較高。

定向井

2005年上半年定向井作業95井次，較去年同期109井次減少14井次。相應的業務收入分別爲2005年上半年人民幣144.7百萬元，去年同期爲人民幣80.6百萬元，增幅爲79.5%。定向井服務業務井次減少，收入大幅增長的主要原因是技術要求較高的水平井、分支井作業較去年同期大幅增加，致使單井作業收入較高。

固井

2005年上半年固井作業122口井，較去年同期137口井減少15口井。相應的業務收入分別爲2005年上半年人民幣97.3百萬元，去年同期爲人民幣89.2百萬元，增幅爲9.1%。固井服務井數減少，但收入增長的主要原因是上半年深井作業較多，致使單井作業收入較高。

其它油田技術服務

2005年上半年其它油田技術服務共取得收入人民幣134.3百萬元，去年同期爲人民幣47.4百萬元，增加人民幣86.9百萬元。收入增幅較大的主要原因是本期油井化工及測井材料銷售收入增加70.7百萬元。

近海工作船及運輸業務

於2005年6月30日，公司共擁有各類工作船68艘，油輪5艘。2005年3月末減少1艘平臺供應船，被用於改造爲地震六纜船。2005年4月有1艘油田守護船投入運營。

2005年上半年，由於船隊的擴大，近海工作船天數由去年同期10,495天增加至11,444天，可服務總日數由去年同期的10,615天增加到11,656天。近海工作船的平均使用率爲98.2%，去年同期爲98.9%。

本期油輪運載噸重共爲776,917噸，較去年同期605,894噸增加了171,023噸，增幅爲28.3%。

2005年上半年，我們僅有1艘油田守護船在中東爲客户提供服務。

物探及勘察業務

地震勘探服務

2005年我們分別采集了2,231平方公裏的三維地震資料和20,867公裏的二維地震資料，其中：三維地震資料較去年同期1,381平方公裏增加61.5%，主要是南海海域工作量增加，及對1艘地震船的地震采集系統改造後其作業效率提高；二維地震資料較去年同期19,589公裏增加6.5%，主要是南海海域及海外的工作量較去年同期有所增加。

2005年上半年處理三維資料731平方公裏，與去年同期基本持平。處理二維資料4,290公裏，較去年同期6,628公裏減少2,338公裏，主要是客户委托的資料

業務回顧 續

處理工作量減少。爲增强地震作業能力，2005年3月末開始，我們將1艘平臺供應船改造爲地震六纜船，預計將於2005年下半年完成。於2005年6月30日，公司共擁有各類地震船6艘，其中：1艘在渤海作業，4艘在南海作業，1艘在西非作業。

工程勘察

爲擴大工程勘察業務的市場範圍和業務規模，公司於2005年2月投入1艘地學調查船，該船可進行海底管綫檢測維修作業，使公司的勘察服務業務實現了由海洋工程勘察向檢測業務的擴展。於2005年6月30日，公司共擁有勘察船4艘，全部在中國近海作業。

2005年勘察業務共取得收入人民幣43.6百萬元，較去年同期39.4百萬元增加4.2百萬元，增幅爲10.7%。主要原因是渤海井場調查作業量增加。

資本性支出

爲適應市場對油田服務業務的需求，2005年上半年公司繼續加大資本投入，資本性支出爲人民幣爲858.8百萬元，較去年同期人民幣668.0百萬元增加了人民幣190.8百萬元，增幅爲28.6%。其中：鑽井業務資本性支出爲人民幣567.0百萬元，主要用於2004年9月啓動的第一艘400英尺自升式鑽井船（「海洋石油941」）的建造。另外，爲進一步擴充鑽井裝備能力，公司於2005年6月30日簽定了第二艘400英尺自升式鑽井船（「海洋石油942」）建造合同。油氣井技術服務業務資本性支出爲人民幣42.4百萬元，主要用於購買測井儀器、固井設備等。近海工作船和運輸服務業務資本性支出爲人民幣58.2百萬元，主要用於購買1艘化學品運輸船。物探勘察服務業務的資本性支出爲人民幣191.2百萬元，主要用於將1艘平臺供應船改造爲地震六纜船。

財務狀况回顧

營業額

2005年上半年的營業額爲人民幣2,372.5百萬元，較去年同期的人民幣1,796.7百萬元增加了人民幣575.8百萬元，增幅爲32.1%。增加的主要原因是鑽井業務、油氣井技術服務業務和近海工作船及運輸服務業務的營業額大幅上升。

2005年上半年鑽井業務的營業額爲人民幣1,061.0百萬元，較去年同期的人民幣798.4百萬元增加了人民幣262.6百萬元，增幅爲32.9%。營業額增加主要是因爲鑽井船平均日費較上年同期增幅較大，同時我們爲客户提供的修井服務也有所增加。

2005年上半年油氣井技術服務業務的營業額爲人民幣626.3百萬元，較去年同期的人民幣394.3百萬元增加了人民幣232.0百萬元，增幅爲58.8%。營業額大幅增加的主要原因是定向井、鑽井液、測井、材料銷售的收入較去年同期有較大幅度增長。

2005年上半年近海工作船及運輸服務業務的營業額爲人民幣427.6百萬元，較去年同期的人民幣365.4百萬元增加了人民幣62.2百萬元，增幅爲17.0%。

財務狀況回顧 續

營業額增加主要是由於去年下半年陸續交付的6艘船舶投產運營，使近海工作船的總作業天數增加949天。

2005年上半年物探勘察服務業務的營業額爲人民幣257.6百萬元，較去年同期的人民幣238.6百萬元增加了人民幣19.0百萬元，增幅8.0%。營業額增加主要是南海海域和海外的采集工作量增加，以及對1艘地震船的地震采集系統進行升級，使得作業效率提高，地震二維、三維采集業務均較去年同期有所增加。

其他收入

2005年上半年，其他收入爲人民幣9.4百萬元，去年同期爲人民幣16.5百萬元，減少43%，主要是來源於保險賠款的收入減少。

經營支出

截至2005年6月30日止，經營支出爲人民幣1,898.4百萬元，較去年同期的人民幣1,389.5百萬元增加了人民幣508.9百萬元，增幅爲36.6%。經營支出增加主要是因爲物料消耗及其它、分包費、人工成本、折舊費等有所增加。物料消耗及其它爲人民幣724.1百萬元，較去年同期的人民幣470.8百萬元增加了人民幣253.3百萬元，增幅53.8%，主要因工作量增加相應增加材料等消耗，同時油料漲價、油井化工銷售材料的成本增加亦使此項成本增加。分包費爲人民幣206.8百萬元，較去年同期的人民幣46.4百萬元增加了人民幣160.4百萬元，增幅345.8%，主要是增加了油田模塊鑽機建造、及定向井等分包項目。人工成本爲人民幣378.5百萬元，較去年同期的人民幣292.2百萬元增加了人民幣86.3百萬元，增幅29.5%，主要是根據作業需要增加鑽井、修井、船舶作業人員，以及爲正在建造的海洋石油941鑽井船准備操作人員。折舊費爲人民幣372.0百萬元，較去年同期的人民幣332.0百萬元增加了人民幣40.0百萬元，增幅12.1%，主要是增加海洋石油931鑽井船、新投產的工作船及部分油氣井技術服務設備的折舊。

2005年上半年鑽井業務的經營支出爲人民幣770.2百萬元，較去年同期的人民幣547.1百萬元增加了人民幣223.1百萬元，增幅爲40.8%。主要是物料消耗及其它、人工成本、分包費、及折舊費較去年同期有較大幅度增長。其中：物料消耗及其它爲人民幣242.4百萬元，較去年同期的人民幣158.9百萬元增加了人民幣83.5百萬元，增幅爲52.5%，主要是根據作業量增加相應增加了材料費、運輸費等開支，同時材料漲價亦對此項成本增加產生影響。人工成本爲人民幣179.8百萬元，較去年同期的人民幣116.5百萬元增加了人民幣63.3百萬元，增幅爲54.4%，主要是增加1個鑽井船隊、准備1個鑽井船隊、及增加修井項目的作業人員。分包費爲人民幣95.1百萬元，較去年同期的人民幣34.8百萬元增加人民幣60.3百萬元，增幅爲173.5%，主要是增加了油田模塊鑽機建造項目的分包費用。折舊費爲人民幣161.8百萬元，較去年同期的人民幣128.6百萬元增加人民幣33.2百萬元，增幅爲25.8%，主要是增加了1艘鑽井船、及改造2艘鑽井船的折舊。

2005年上半年油氣井技術服務業務的營業成本爲人民

財務狀况回顧 續

幣565.4百萬元，較去年同期的人民幣337.4百萬元增加了人民幣228.0百萬元，增幅爲67.6%。主要是物料消耗及其它、分包費、人工成本較去年同期有所增長。其中：物料消耗及其它爲人民幣291.0百萬元，較去年同期人民幣154.1百萬元增加了人民幣136.8百萬元增幅爲88.8%，主要是泥漿材料價格上漲，及隨着油井化工材料銷售業務的增長，材料成本等大幅增加。分包費爲人民幣109.7百萬元，較去年同期的人民幣11.6百萬元增加了人民幣98.1百萬元，增幅爲845.7%，主要是增加定向井等分包項目。人工成本爲人民幣66.7百萬元，較去年同期的人民幣57.1百萬元增加了人民幣9.6百萬元，增幅爲16.9%，主要是根據業務量需要增加了作業人員。

2005年上半年近海工作船及運輸服務業務的營業支出爲人民幣352.4百萬元，較去年的人民幣317.2百萬元增加了人民幣35.2百萬元，增幅爲11.1%。主要因物料消耗及其它、人工成本、修理費、租賃費較上年同期有所增長。其中：物料消耗及其它爲人民幣101.6百萬元，較去年同期的人民幣79.7百萬元增加了人民幣21.9百萬元，增幅爲27.5%，主要是作業量增加相應增加了材料費等開支。人工成本爲人民幣86.7百萬元，較去年同期的人民幣76.2百萬元增加了人民幣10.4百萬元，增幅爲13.7%，主要是爲新船配備作業人員。修理費爲人民幣18.8百萬元，較去年同期的人民幣15.7百萬元增加了人民幣3.1百萬元，增幅爲19.9%，主要是對部分油田守護船等進行了修理。租賃費爲人民幣17.0百萬元，較去年同期的人民幣13.9百萬元增加了人民幣3.1百萬元，增幅爲21.8%，主要是由於業務量需要較去年同期的2艘外租船舶增至4艘。

2005年上半年物探勘察服務業務的營業支出爲人民幣210.5百萬元，較去年同期的人民幣187.9百萬元增加了人民幣22.6百萬元，增幅爲12.0%。主要因物料消耗及其它、折舊費、人工成本、修理費較上年同期有所增長。其中：物料消耗及其它爲人民幣89.1百萬元，較去年同期的人民幣78.1百萬元增加人民幣11.0百萬元，增幅爲14.1%，主要是作業量增加及油料價格上漲使燃料費較上年同期有所增長。折舊費爲人民幣37.5百萬元，較去年同期的人民幣32.3百萬元增加了人民幣5.2百萬元，增幅爲16.2%，主要是增加1艘地震船多纜采集系統的折舊。人工成本爲人民幣45.4百萬元，較去年同期的人民幣42.5百萬元增加人民幣2.9百萬元，增幅爲6.8%，主要是爲新投運的1艘勘察船配備作業人員。修理費爲人民幣11.2百萬元，較去年同期的人民幣9.6百萬元增加了人民幣1.5百萬元，增幅爲15.9%，主要是修理3艘勘察船。

經營利潤

2005年上半年公司取得營業利潤人民幣483.6百萬元，較去年同期人民幣423.7百萬元增加了人民幣59.9百萬元，增幅爲14.1%。營業利潤的增長主要得益於鑽井業務、近海工作船及運輸服務業務的增長。其中：鑽井業務取得營業利潤人民幣291.5百萬元，較去年同期的人民幣253.6百萬元增加了人民幣37.9百萬元，增幅爲14.9%。近海工作船及運輸服務業務取得營業利潤爲人民幣75.3百萬元，較去年同期的人民幣

財務狀況回顧 續

48.3百萬元增加27.0百萬元，增幅爲55.8%。油氣井技術服務業務取得營業利潤人民幣69.4百萬元，較去年同期的人民幣64.9百萬元增加了人民幣4.5百萬元，增幅爲6.9%。物探勘察服務業務取得營業利潤人民幣47.3百萬元，較去年同期的人民幣56.8百萬元減少了人民幣9.5百萬元，降幅爲16.7%。

財務收入

2005年上半年財務收入爲人民幣12.9百萬元，較去年同期的人民幣12.1百萬元增加了人民幣0.8百萬元，增加的主要原因是銀行存款利息增加了人民幣1.5百萬元，同時匯兑凈損失減少了人民幣0.7百萬元。

應占共同控制實體的利潤

2005年上半年，我們應占共同控制實體的利潤爲人民幣47.4百萬元較去年同期的人民幣34.3百萬元增加了人民幣13.1百萬元，增幅爲38.2%。主要是中法渤海地質公司、麥克巴公司的收益較上年同期增長顯著。

税前利潤

2005年上半年公司共取得税前利潤人民幣543.9百萬元，較去年同期的人民幣470.1百萬元增長了人民幣73.8百萬元，增幅爲15.7%。此增幅主要得益於我們鑽井業務和近海工作船及運輸服務業務的增長。

税金抵免

2005年上半年公司所得税爲人民幣179.3百萬元，但因衝抵了税務機關對2004年高新技術企業的税收減免，減少了所得税費用人民幣191.3百萬元，2005年上半年我們的所得税爲貸項人民幣12.0百萬元。

税後利潤

2005年上半年，我們的税後利潤爲人民幣555.9百萬元，較去年同期的人民幣453.1百萬元增加了人民幣102.8百萬元，增幅爲22.7%。

現金流量情况

2005年期初持有現金及現金等價物人民幣2,162.3百萬元，本期經營活動凈現金流入爲人民幣601.7百萬元，投資活動凈現金流出爲人民幣266.0百萬元，融資活動凈現金流出爲人民幣275.4百萬元，三個月以上定期存款及三個月以內短期投資減少合計人民幣513.8百萬元，於2005年6月30日，我們的現金及現金等價物爲人民幣1,708.8百萬元。

分派

公司董事會建議派發2005年中期特別股息人民幣55.5百萬元，每股派息人民幣1.39仙。建議派息時間爲2005年11月16日（星期三）。

展望

2005年下半年公司將在各方面力爭爲全年業績的增長繼續努力。自中海油田最近期年報刊發起，本集團之業務未來發展包括中海油田對現財政年度之預期概無重大轉變。

審核委員會

審核委員會已聯同管理層審閱本集團所采納的會計原則及准則，并討論內部監控及財務申報事項。截至2005年6月30日止六個月的中期業績爲未經審核，惟安永會計師事務所已根據香港會計師公會所頒布的核數准則第700號「委聘審閱中期財務報告」進行審閱工作。審核委員會經已審閱中期財務報告。

遵守企業管治常規守則

董事會認爲，在報告期內公司遵守了香港聯合交易所規則附錄14所載的《企業管治常規守則》的要求。公司于2005年5月25日召開的年度股東大會由董事會按公司章程的規定，經決議指定執行董事/提名委員會主席/首席執行官/總裁袁光宇出席并主持了該年度股東大會。今后公司將遵守<守則> E.1.2條關于董事會主席及董事會各專業委員會主席出席年度股東大會的規定，由主席及各專業委員會主席出席年度股東大會。

除了以上披露，本公司董事并不知悉有任何資料足以合理顯示，本公司于該期間并無，或于該期間內之任何時間并無遵守企業管理常規的守則條文。

公司的主要股東及其他人士于股份及相關股份的權益

截至2005年6月30日，據任何董事或行政總裁所知，本公司根據證券及期貨條例底336條所存置的權益登記册內本公司的已發行股本5%或以上之權益如下：

公司名稱	身份及權益性質	股份數目及類別（附注a）	于相同類別股份的概約百分比
中國海洋石油總公司	實益擁有	2,460,468,000(L) 內資股	100.00%
The Capital Group Companies, Inc.	投資經理	185,364,925(L) H股	12.08%
J.P. Morgan Chase & Co.	(b)	149,752,000(L) H股 129,778,000(P) H股	9.76% 8.46%
JPMorgan Chase Bank	其它	143,027,000(L) H股 143,027,000(L) H股	9.32% 9.32%
Wellington Management Company,LLP	投資經理	77,466,000(L) H股	5.05%

(a) "L"代表好倉"P"代表可供借出股票　　(b) 19,974,000 H股以投資經理持有，129,778,000 H股以其它身份持有

除了上述持股人外，就各董事所知并無其他人或公司擁有任何中海油田的股本權益達已發行的股本的5%或上以而須按（證券及期貨條例）存置證册內。

購買、出售及贖回我們的上市證券

本公司及其子公司于2005年首6個月內概無購買、出售及贖回本公司的任何上市證券。

董事和監事于合同的權益

截至2005年6月30日的6個月內董事和監事并無于本公司、其控股公司或其任何子公司或同集團子公司于年內訂立、對本集團的業務而言屬重大的任何合同中直接或間接擁有重要權益。

董事和監事于股份的權益

于2005年6月30日，董事、監事或其關聯方，并無于本公司或其相聯法團（定義見《證卷及期貨條例》）的任何股本或債務證券中，擁有任何個人、家族、公司或其他權益。

董事和監事收購股份或債券的權利

于年內任何時間、本公司并無授予任何董事、監事或他們的各自的配偶、或十八歲以下的子女權利，或他們已行使任何上述權利，透過收購本公司的股份或債券而獲益，或本公司，其控股公司或任何子公司或同集團子公司并無訂立任何安排，讓董事收購任何其他法人團體的權利。

中期特別股息

董事會已建議就截至2005年6月30日止六個月支付中期特別股息每股人民幣1.39分。建議派發之中期特別股息將于2005年10月26日舉行的臨時股東大會上由中海油田股東審議批核。

股東會登記手續將由2005年9月26日（星期一）至此2005年10月26日（星期三）（包括首尾兩天在內）期間暫停辦理。為了符合資格獲派中期特別股息，所有過户文件連同有關股票，須于2005年9月23日（星期五）下午四時正前交往本公司的股份過户登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓。

上市公司董事會進行證券交易之標准守則

本公司已對所有董事進行過專門的質詢，本公司董事確認，在截至二零零五年六月三十日止六個月期間內遵守了上市規則。附録十所載之上市公司董事進行證券交易之標准守則所要求之標准。

在本報告之日公司的董事會的組成情況如下：

袁光宇先生，吴孟飛先生為執行董事；
傅成玉先生，王中安先生為非執行董事；
闇焱先生，鄺志强先生和蔣小明先生為獨立非執行董事。
代表董事會

傅成玉
董事長
香港，二零零五年八月二十九日

致中海油田服務股份有限公司（「貴公司」）董事會

（在中華人民共和國注册成立的股份有限公司）

我們受　貴公司委托對　貴公司及其子公司（「貴集團」）刊於第45頁至第63頁截至2005年6月30日止六個月的中期財務報告作出審閱。

董事及核數師的責任

根據《香港聯合交易所有限公司證券上市規則》（「上市規則」）的規定，上市公司必須符合香港會計師公會發出的香港會計准則第34號「中期財務報告」及其相關的規定編制中期財務報告，中期財務報告由董事負責，并由董事核准通過。我們的責任是根據我們審閱工作的結果，對中期財務報告提出獨立結論，并按照我們雙方所協定的審閱業務約定書條款，只向作爲一個整體的董事會報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負上或承擔任何責任。

審閱工作

我們是按照香港會計師公會所頒布的《核數准則》第700號－「中期財務報告的審閱」進行審閱，審閱工作主要包括向集團管理層作出查詢及分析中期財務報告，除帳項中另有説明的特別情況下，評估財務報告中會計政策是否貫徹運用及帳項編列是否一致。審閱工作不包括審核程序中對控制的測試及對資産、負債和交易的核證，由於審閱工作的範圍遠較審核工作少，所給予的保證程序也較審核低，因此，我們不會對中期財務報告發表審核意見。

審閱結論

根據這項不構成審核的審閱工作，我們并不察覺截至2005年6月30日止六個月的中期財務報告需要作出任何重大的修改。

安永會計師事務所

執業會計師

香港

2005年8月29日

簡明綜合收益表

截至2005年6月30日止六個月

		截至6月30日止六個月	
		2005年	2004年
		(未經審核)	(未經審核)
	附注	人民幣千元	人民幣千元
營業額	3	2,372,549	1,796,699
其他收入		9,402	16,490
經營支出			
物業、廠房及設備折舊		(372,032)	(331,983)
雇員薪酬成本		(378,515)	(292,239)
修理及維護成本		(52,843)	(48,378)
消耗物料、物資、燃料、服務及其他		(724,082)	(470,810)
分包支出		(206,786)	(46,385)
經營租約支出		(76,447)	(95,519)
其他銷售、一般及行政支出		(27,823)	(30,424)
其他經營支出		(59,831)	(73,727)
總經營支出		(1,898,359)	(1,389,465)
經營利潤		483,592	423,724
財務收入			
匯兑收益／（虧損），淨額		(457)	283
利息收入		13,356	11,776
		12,899	12,059
應占合營公司利潤及虧損		47,368	34,343
稅前利潤		543,859	470,126
稅金	4	12,036	(16,993)
股東應占日常業務淨利潤		555,895	453,133
擬派中期特別股息	5	55,535	91,493
每股盈利－基本	6	13.91分	11.34分

簡明綜合資產負債表

2005年6月30日

	附注	2005年 6月30日 （未經審核） 人民幣千元	2004年 12月31日 （經審核） 人民幣千元
非流動資產			
物業、廠房及設備净額	7	6,314,427	5,763,424
於合營公司的權益		189,073	184,263
		6,503,500	5,947,687
流動資產			
存貨		252,844	215,853
預付款項、按金及其他應收賬款		155,178	123,923
應收賬款净額	8	862,655	662,548
應收最終控股公司賬款	9	11,285	-
應收其他海油總公司集團公司賬款	10	4,306	4,269
短期投資	11	-	20,003
已抵押定期存款		1,987	4,255
現金及現金等價物		1,708,794	2,162,282
		2,997,049	3,193,133
流動負債			
貿易及其他應付賬款	12	647,394	571,874
應付薪金及花紅		392,992	228,161
應付税金		95,942	217,602
應付最終控股公司賬款	9,13	200,000	204,469
應付其他海油總公司集團公司賬款	10	9,318	20,780
		1,345,646	1,242,886
流動資產净值		1,651,403	1,950,247
資產總值減流動負債		8,154,903	7,897,934
非流動負債			
遞延税金負債		409,727	433,258
長期應付最終控股公司賬款	13	300,000	400,000
		709,727	833,258
		7,445,176	7.064,676
資本及儲備			
已發行股本	14	3,995,320	3,995,320
儲備		3,394,321	2,893,961
擬派股息		55,535	175,395
		7,445,176	7,064,676

46

簡明綜合股東權益變動表

截至2005年6月30日止六個月

未經審核	已發行股本 人民幣千元	資本公積 人民幣千元	法定儲備 人民幣千元	留存利潤 人民幣千元	擬派股息 人民幣千元	總計 人民幣千元
於2005年1月1日的結餘	3,995,320	1,975,810	206,565	711,586	175,395	7,064,676
期內利潤	-	-	-	555,895	-	555,895
已宣派2004年末股息	-	-	-	-	(175,395)	(175,395)
擬派2005中期特別股息	-	-	-	(55,535)	55,535	-
於2005年6月30日	3,995,320	1,975,810	206,565	1,211,946	55,535	7,445,176

未經審核	股本 人民幣千元	資本公積 人民幣千元	法定儲備 人民幣千元	留存利潤 人民幣千元	擬派股息 人民幣千元	總計 人民幣千元
於2004年1月1日的結餘	3,995,320	1,975,810	101,306	382,006	90,694	6,545,136
期內利潤	-	-	-	453,133	-	453,133
已宣派2003年末股息	-	-	-	-	(90,694)	(90,694)
擬派2004年中期特別股息	-	-	-	(91,493)	(91.493)	-
於2004年6月30日	3,995,320	1,975,810	101,306	743,646	91,493	6,907,575

簡明綜合現金流量表

截至2005年6月30日止六個月

	截至2005年6月30日止六個月（未經審核）人民幣千元	截至2004年6月30日止六個月（未經審核）人民幣千元
經營活動的現金流入净額	601,671	712,024
投資活動的現金流出净額	(266,021)	(159,905)
融資前的現金流入净額	335,650	552,119
融資活動的現金流出净額	(275,395)	(90,694)
現金及現金等值物增加净額	60,255	461,425
期初的現金及現金等價物	1,258,861	792,614
期末的現金及現金等價物	1,319,116	1,254,039
現金及現金等價物的結餘的分析		
現金和銀行及金融機構的結餘	1,710,781	2,141,435
減：就信用證融資已抵押的定期存款	(1,987)	(3,026)
資產負債表的現金及現金等價物	1,708,794	2,138,409
減：當購入時原定於三個月以後到期的無抵押定期存款：		
－銀行存款	(389,341)	(988,952)
－中海石油財務公司	(337)	(208,895)
加：當購入時原定於三個月以内到期的短期投資	-	313,477
現金流量表的現金及現金等價物	1,319,116	1,254,039

1. 公司資料及主要業務

中海油田服務股份有限公司的注册地位於中國天津塘沽300451海洋高新技術開發區河北路3－1516號。

本集團主要從事提供在中國近海油田服務，如鑽井服務、油氣井技術服務、近海工作船服務和運輸業務及物探勘察服務。

董事認爲本公司的最終控股公司爲中國海洋石油總公司（「海油總公司」）。

於2005年6月30日，本公司於以下子公司及合營公司擁有直接及間接權益：

公司名稱	註册成立／成立及營業地點及日期	本集團直接應占股權百分比	已發行及實繳資本面值	主要業務
直接持有子公司：				
中海油服美洲有限公司	美國 1994年11月2日	100%	100,000美元	銷售測井儀器設備
China Oilfield Services (BVI) Limited	英屬處女群島 2003年3月19日	100%	1美元	投資控股
間接持有子公司：				
COSL (Labuan) Company Limited	馬來西亞 2003年4月11日	100%	1美元	於印度尼西亞提供鑽井服務
COSL Services Southeast Asia (BVI) Limited	英屬處女群島 2003年5月29日	100%	1美元	投資控股

1. 公司資料及主要業務 續

公司名稱	註册成立／成立及營業地點及日期	本集團直接應占股權百分比	已發行及實繳資本面值	主要業務
合營公司：				
中法渤海地質服務有限公司（「中法渤海」）	中國天津 1984年11月25日	50%	11,650,000美元	提供測井服務
中國南海－麥克巴泥漿有限公司（「麥克巴」）	中國深圳 1984年10月25日	60%*	1,250,000美元	提供鑽井泥漿技術服務
海洋石油－奧帝斯完井服務有限公司（「奧帝斯」）	中國天津 1993年4月14日	50%	2,000,000美元	提供完井服務
中國石油測井－阿特拉斯合作服務公司（「阿特拉斯」）	中國深圳 1984年5月10日	50%	2,000,000美元	提供測井服務
中海輝固地學服務（天津）有限公司（「輝固」）	中國天津 1983年8月24日	50%	1,720,000美元	提供物探勘察服務
天津市金龍化工公司（「金龍化工」）	中國天津 1993年9月7日	50%	1,036,000人民幣	提供鑽井泥漿技術服務

* *董事認爲，本公司并無控制麥克巴的財政及營運決策，因此麥克巴的財務報表并無列入於本集團的綜合財務報表中。麥克巴的財務報表已根據權益法計入本集團的綜合財務報表。*

2. 編制基准及會計政策

本中期綜合財務報表是按照香港會計准則第34號「中期財務報告」編制。除了以下會影響本集團的新修訂的香港財務報告准則（包括香港會計准則和解釋公告），本中期財務報表中采用的會計政策和編制基礎都與截止于2004年12月31日年末的年度財務報表一致。這些准則一般與二零零五年一月一日起生效。本集團在本期間的財務報表中首次采用這些准則。

香港會計准則第1號	財務報表的列報
香港會計准則第2號	存貨
香港會計准則第7號	現金流量表
香港會計准則第8號	會計政策、會計估計變更及差錯
香港會計准則第10號	資產負債表日後事項
香港會計准則第12號	所得稅
香港會計准則第16號	物業、廠房及設備
香港會計准則第17號	租賃
香港會計准則第18號	收入
香港會計准則第21號	外幣匯率變動的影響
香港會計准則第23號	借款費用
香港會計准則第24號	關連方的披露
香港會計准則第27號	合并及獨立財務報表
香港會計准則第31號	於合營企業的投資
香港會計准則第32號	金融工具：披露及列報
香港會計准則第33號	每股盈利
香港會計准則第36號	資產減值
香港會計准則第37號	准備、或然負債及或然資產
香港會計准則第38號	無形資産
香港會計准則第39號	金融工具：確認及計量

2. 編制基准及會計政策 續

采納上述香港財務報告准則對本集團的會計政策，業績及財政狀況并無重大影響。采納其他香港財務報告准則之影響詳述如下：

香港會計准則第39號－金融工具：確認及計量

以前期間，本集團將短期債權性及權益性證券投資列爲不准備長期持有的短期投資，並按單項投資的公允價值在資產負債表上列示。由于該等證券公允價值變動而產生的收益或損失在發生時計入當期損益。

采用香港會計准則第39號後，本集團將包括投資在內的金融資產劃分爲以下類別：以公允價值列示的金融資產，貸款及應收款項，准備持有到期的投資，以及可供出售的金融資產。金融資產的分類是根據取得該金融資產的目的進行的。管理當局在初始確認時對金融資產進行分類，以後在每個報告日都要對此分類進行重新評估。

(a) 以公允價值列示的金融資產

該金融資產進一步分爲兩類：持有可供出售的的金融資產，和購買時指定爲將公允價值的變動而計入損益的金融資產。如果某一金融資產取得時准備在短期内出售，或者管理當局有此意向，則該金融資產被劃分爲此類金融資產。衍生工具除非被認定爲套期保值（詳述如下）外，都應劃分爲可供出售的金融資產。該類資產如果准備在未來12個月内出售或實現，則按流動資產列示。在本會計期間，本集團未持有此類金融資產。

(b) 貸款及應收款項

貸款及應收款項包括有固定或確定的支付金額，並且在活躍的市場上沒有相應的報價的非衍生工具類金融資產。貸款及應收款項在集團直接對債務人提供金錢、貨物或者勞務並且沒有意向對應收賬款進行讓售時產生，通常屬于流動資產，除非在資產負債表日12個月後到期的情況下則列入非流動資產。貸款和應收款項在資產負債表的應收賬款或其他應收款中列示。

(c) 准備持有到期的投資

准備持有到期的投資包括有固定或確定的支付金額、固定的到期日，並且管理當局有意向並有能力持有其至到期日的非衍生工具類金融資產，。在本會計期間，本集團未持有此類投資。

2. 編制基准及會計政策 續

(d) 可供出售的金融資產

可供出售的金融資產包括指定爲可供出售的金融資產以及其它不屬于上述任何分類的非衍生工具類金融資產。除非管理當局准備在資產負債表日後12個月內處置該資產，否則該資產按非流動資產列示。

除按公允價值確認入賬並將變動計入損益的金融資產外，所有金融資產投資最初均按照公允價值加交易成本確認入賬。出現以下情況時，投資確認應被取消：從該投資獲得現金流入的權力已經到期或者轉移給第三方，本集團已經將與該投資有關的主要風險和收益轉移給第三方。可供出售的金融資產和按公允價值確認入賬並將變動計入損益的金融資產之後以公允價值列示。貸款及應收款項和准備持有到期的投資已按照實際利率法攤銷後的成本列示。按公允價值確認入賬並將變動計入損益的金融資產因公允價值變動產生的已實現的和未實現的收益或損失在發生時計入當期利潤表。可供出售的非貨幣性證券因公允價值變動而產生的未實現收益或損失計入所有者權益。

當可供出售的金融資產被出售或者發生減值時，其纍積的未實現收益或損失轉入利潤表確認爲收益或損失。

對于在活躍市場中交易的公開報價的投資，其公允價值是參考市場報價確定的。對於沒有活躍市場的金融資產（以及對非上市證券而言），公允價值由估價技術來確定，包括采用最近的公平市場交易，參照幾乎相同的其他工具的當前市場價值，現金流量分析的折現和期權定價模式。

當非上市的權益性證券的公允價值，因爲1）合理的公允價值估計範圍的變動性對該金融資產而言是重大的，或者2）在上述範圍內的各種估計值的概率不能够合理地確定和用于估計公允價值，而不能可靠計量時，這類證券以成本價計量。

在每一資產負債表日，本集團評估是否有發生某一金融資產或某一組金融資產出現減值的客觀證據。對于劃分爲可供出售的金融資產的權益性證券，公允價值的大幅度或者持久地下降至成本以下是考慮該金融資產是否出現減值的重要因素。如果存在減值的客觀證據，之前直接在權益中確認的纍計損失應從權益中轉出，並在損益表中確認。在損益表中確認的損失金額應爲購買成本和當前公允價值之間的差額，減去金融資產之前在損益表中確認的減值損失。在損益表中確認的權益性金融工具的減值准備不能在以後的損益表中轉回。

3. 分部資料

本集團透過其四個主要業務分部：鑽井服務，油氣井技術服務，近海工作船服務和運輸業務及物探勘察服務，從事廣泛系列的石油相關服務。營業額指提供近海油田服務的凈發票價值，減去銷售附加稅，集團內部所有重大交易於綜合／合并帳目時已抵銷。

本集團的經營活動，是根據其經營及所提供服務的性質獨立建構及管理。本集團各業務分部均代表一個策略業務單位，而該單位提供的服務所承擔的風險及回報與其他業務分部不同。業務分部詳情概要如下：

(a) 鑽井服務分部從事鑽采油氣田服務及修井；

(b) 油氣井技術服務分部從事油氣井測試及井下服務，例如鑽井液、定向鑽井、固井及完井等；

(c) 近海工作船服務和運輸業務從事運輸物資、貨物及人員往近海設施，及移動及放置鑽油架構，以及運輸原油及已提煉的產品；及

(d) 物探勘察分部從事地震資料收集，海上測量及資料處理等服務。

於厘定本集團的地區分類時，收入乃按客户所在地歸類；資產則按資產所在地歸類。

由於本集團絕大部份資產、經營及客户均位於中國，被視爲位於一個具有類似風險及回報經濟環境的地理位置，故并無進一步呈列地區分部資料的分析。

本集團截至2005年6月30日止六個月按主要業務劃分的營業額及經營業績資料分析如下：

	鑽井作業 2005年 （未經審核） 人民幣千元	油氣井技術 2005年 （未經審核） 人民幣千元	近海工作船 服務和運輸業務 2005年 （未經審核） 人民幣千元	物探勘察 2005年 （未經審核） 人民幣千元	總計 2005年 （未經審核） 人民幣千元
分部營業額					
銷售（包括分部間）	1,105,047	639,592	434,559	257,634	2,436,832
減：分部間銷售	44,064	13,299	6,920	-	64,283
來自外部客户總銷售	1,060,983	626,293	427,639	257,634	2,372,549
分部業績					
股東應占日常業務凈利潤	291,544	69,430	75,314	47,304	483,592

3. 分部資料 續

本集團截至2004年6月30日止六個月按主要業務劃分的營業額及經營業績分析如下：

	鑽井作業 2004年 （未經審核） 人民幣千元	油氣井技術 2004年 （未經審核） 人民幣千元	近海工作船 服務和運輸業務 2004年 （未經審核） 人民幣千元	物探勘察 2004年 （未經審核） 人民幣千元	總計 2004年 （未經審核） 人民幣千元
分部營業額					
銷售（包括分部間）：	843,828	403,664	367,374	238,591	1,853,457
減：分部間銷售	45,471	9,336	1,951	-	56,758
來自外部客户總銷售	798,357	394,328	365,423	238,591	1,796,699
分部業績					
股東應占日常業務净利潤	253,669	64,931	48,334	56,790	423,724

4. 税金

本集團須就本集團的成員公司來自其各自成立地和經營所在地應納税轄區所產生或得到的利潤，按經營實體交納所得税；由於本集團目前沒有任何來自香港的應納税收入，本集團毋須交納香港的利得税。

根據中國相關税務法律，本公司須按33%的税率繳納企業所得税。

期内，本公司作爲高新技術企業所得税減税優惠的申報獲得批准，而本公司於2004年財政年度的企業所得税率由33%減至15%。因此，本公司於本期間記録關於2004年財政年度的退税優惠人民幣191百萬元。本公司能否取得該項企業所得税税率减免，視乎本公司是否能符合有關税務規則所規定的若干年度指標，該等指標包括高新技術服務銷售額與銷售總額的最低比例，研發支出分别與根據中國會計原則的支出總額及收益總額的各自最低比例。

於本報告日期，由於當期企業所得税率未能確定由33%减至15%，故管理層認爲使用33%計算本公司截至2005年6月30日止六個月的所得税負債屬恰當。

本公司在馬來西亞注册成立的子公司COSL (Labuan) Company Limited須按其於印尼的鑽井業務所產生的服務收入總額，繳納視作利潤税及15%預扣税金。

當期及遞延所得税根據已實行的税率計算。

4. 税金 續

本集團税金准備分析如下：

	截至6月30日止六個月	
	2005年	2004年
	(未經審核)	(未經審核)
	人民幣千元	人民幣千元
香港利得税：	-	-
海外所得税：		
當期所得税	27,825	49
遞延所得税	-	-
中國企業所得税：		
當期所得税	174,950	190,077
作爲高新技術企業獲得的退税	(191,280)	(128,907)
遞延所得税	(23,531)	(44,226)
	(12,036)	16,993

適用於税前利潤的税金支出（使用本公司及其合營公司所處的中國大陸法定税率）與按實際税率計算的税金支出對帳以及適用税率（即法定税率）與實際税率的對帳如下：

	截至6月30日止六個月			
	2005年		2004年	
	(未經審核)		(未經審核)	
	人民幣千元	**%**	人民幣千元	%
税前利潤	543,859		470,126	
按法定税率33%計算（2004年：33%）的税金	179,473	33.0	155,141	33.0
扣減所得税後合營公司净收益	(15,631)	(2.9)	(11,333)	(2.4)
作爲高新技術企業獲得的退税	(191,280)	(35.1)	(128,907)	(27.4)
不可就税金扣減的支出	15,402	2.9	2,092	0.4
按本集團實際税率徵收的税金總額	(12,036)	(2.1)	16,993	3.6

5. 股息

根據本公司的公司章程，就分配利潤而言的稅後净利潤將被視爲(i)根據中國會計原則及財務條例厘定的净利潤及(ii)根據香港會計准則厘定的净利潤兩者之較低者。

董事會已建議就截至2005年6月30日止六個月派付中期特別股息每股人民幣1.39分（2004年：人民幣2.29分），本期間的擬派中期特別股息須待即將舉行的臨時股東大會上由本公司股東審批后才能生效。

6. 每股盈利

每股基本盈利乃根據截至2005年6月30日止六個月股東應占日常業務的净利潤約人民幣555,895,000元（2004年：人民幣453,133,000元），以及期内的3,995,320,000股（2004年：3,995,320,000股）已發行股份而計算。

因爲於截至2005年及2004年6月30日止六個月并無出現攤薄事件，故并無計算該等期間的每股攤薄盈利。

7. 物業、廠房及設備净額

期内，本集團購建油輪及船舶、鑽井設備、機器及設備、汽車及在建工程的成本總額約人民幣924百萬元，爲數人民幣5百萬元的機器及設備於2005年出售，相關的出售虧損人民幣278,000元已計入本集團截至2005年6月30日止六個月的綜合財務報表的其他經營支出中。

截至財務報表結算日，鑽井船、油輪及船舶的總成本值及帳面净值分別爲人民幣438百萬元及人民幣97百萬元，於2002年集團重組後仍未完成所有權重新登記的手續，本公司正向有關政府機關以其名義爲這些鑽井船、油輪及船舶進行所有權的重新登記。

8. 應收帳款净額

於資産負債表日，應收帳款净額的帳齡分析如下：

	2005年6月30日 （未經審核） 人民幣千元	2004年12月31日 （經審核） 人民幣千元
尚未償還結餘的賬齡：		
於1年内	860,128	659,580
於1至2年内	3,137	10,294
於2至3年内	827	54,497
超過3年	39,358	641
	903,450	725,012
減：呆賬準備	(40,795)	(62,464)
	862,655	662,548

8. 應收帳款净額 續

本集團的一般信貸期爲30日至90日。

應收帳款包括下列應收中國海洋石油有限公司及其子公司（統稱爲「中海油集團」）及海油總公司，除中海油集團外的子公司及聯層公司（統稱爲「海油總公司集團」）帳款，該帳款按類似授予獨立第三方客户的信貸期償還。

	2005年6月30日 （未經審核） 人民幣千元	2004年12月31日 （經審核） 人民幣千元
應收中海油集團帳款	235,775	177,592
應收海油總公司集團帳款	24,956	24,055
	260,731	201,647

9. 最終控股公司帳款

除附注13詳述的長期應付帳款外，應收最終控股公司帳款爲無抵押、免息及無固定償還期。

10. 其他海油總公司集團公司帳款

與其他海油總公司集團公司的結余爲無抵押、免息及無固定償還期。

11. 短期投資

	2005年6月30日 （未經審核） 人民幣千元	2004年12月31日 （經審核） 人民幣千元
購入附有責任轉售的政府債券	-	20,003

12. 貿易及其他應付帳款

於資產負債表日，貿易及其他應付帳款的帳齡分析如下：

	2005年6月30日 (未經審核) 人民幣千元	2004年12月31日 (經審核) 人民幣千元
尚未償還結餘的賬齡：		
於1年內	603,427	551,974
於1至2年內	33,595	11,748
於2至3年內	3,402	5,851
超過3年	6,970	2,301
	647,394	571,874

13. 長期應付最終控股公司帳款

	2005年6月30日 (未經審核) 人民幣千元	2004年12月31日 (經審核) 人民幣千元
未償還結餘的賬齡：		
於1年內	200,000	200,000
於第2年	200,000	200,000
	100,000	200,000
於第3年	500,000	600,000
列爲流動負債的部份	(200,000)	(200,000)
長期部份	300,000	400,000

應付最終控股公司帳款爲無抵押、免息及須由2005年5月1日起三年內分三期每年償還一次。期內，本公司已向其最終控股公司償還人民幣100百萬元。

14. 已發行股本

	2005年6月30日 (未經審核) 人民幣千元	2004年12月31日 (經審核) 人民幣千元
注册、已發行及繳足:		
2,460,468,000股每股面值人民幣1.00元的國家法人股	2,460,468	2,460,468
1,534,852,000股每股面值人民幣1.00元的H股	1,534,852	1,534,852
	3,995,320	3,995,320

除本公司并無設立任何購股權計劃。

15. 可分派儲備

本公司分派儲備的能力乃根據中國會計原則及財務規例厘定。於2005年6月30日，根據中國公司法，於本公司資本儲備帳内約人民幣1,976百萬元（2004年：1,976百萬元）的金額及本公司法定儲備内約人民幣206百萬元（2004年：人民幣206百萬元），按中國會計原則及財務規例厘定，可供以未來資本化發行的方式分派。此外，本公司有留存利潤約人民幣1,150百萬元（2004年：人民幣629百萬元）可供作股息分派。除上文所述者外，於2005年6月30日，本公司并無任何儲備可分派予其股東。

16. 關連人士交易

倘一方有能力直接或間接控制另一方，或對另一方的財政及經營决策施加重大影響力，即被視爲關連人士，倘雙方受到共同控制或共同重大影響力，亦被視爲關連人士，關連人士可以是個人或公司實體。

本集團爲海油總公司集團中規模較大的一組公司的一部份，并與海油總公司成員公司有廣泛交易及關系，因此，該等交易的條款可能與完全無關連人士的交易條款不相同。關連人士指海油總公司爲該公司的股東，且能够行使控制權及共同控制權或重大影響力的公司。交易乃按各方協定的條款作出。

除該等財務報表其他地方載述的交易及結余外，以下爲本集團與(i)中海油集團；(ii)海油總公司集團；及(iii)其合營公司進行的重大交易概要：

16. 關連人士交易 續

	截至2005年6月30日止六個月（未經審核）人民幣千元	截至2004年6月30日止六個月（未經審核）人民幣千元
A. 已包括於收入：		
向下列關連人士提供服務所賺得的總收入：		
a. 中海油集團		
提供鑽井服務	683,162	552,559
提供油氣井技術服務	367,192	306,526
提供近海工作船服務和運輸業務	253,577	234,060
提供物探勘察服務	175,837	171,632
	1,479,768	1,264,777
b. 海油總公司集團		
提供鑽井服務	863	3,845
提供油氣井技術服務	4	836
提供近海工作船服務和運輸業務	38,379	44,971
提供物探勘察服務	5,738	3,023
	44,984	52,675
c. 合營公司		
提供鑽井服務	834	1,553
提供油氣井技術服務	3,469	8,437
提供近海工作船服務和運輸業務	10	-
提供物探勘察服務	-	5,500
	4,313	15,490

16. 關連人士交易 續

	截至2005年6月30日止六個月 (未經審核) 人民幣千元	截至2004年6月30日止六個月 (未經審核) 人民幣千元
B. 已包括於經營支出:		
由海油總公司集團及合營公司提供的服務:		
外雇員人員服務	6,263	8,928
物資、公用事業及其他配套服務	61,146	32,820
運輸業務	1,189	1,719
辦公室、貨倉及船舶停泊處租賃服務	15,298	16,798
設備租賃服務	-	12,283
修理及維護服務	1,270	6,839
管理服務	5,690	4,170
	90,856	83,557

截至2005年6年30日止六個月，合營公司所提供服務的數額合共人民幣24,837,000元（2004：人民幣5,368,000元）。

C. 已包括於利息收入:		
從中海石油財務有限責任公司所賺得的利息收入	1	2,057

	2005年6月30日 (未經審核) 人民幣千元	2004年12月31日 (經審核) 人民幣千元
D. 存款及貸款:		
存放於中海石油財務有限責任公司的存款	74	411

本公司及上述關連人士同屬海油總公司集團，并受相同最終控股公司的共同控制。

本公司就雇員福利安排，提供物資，公用事業及配套服務、提供技術服務，租賃物業及其他各種商業安排與海油總公司集團訂立多項協議。

於2005年6月30日合營公司的結余爲無抵押、免息及無固定償還期。

本公司董事認爲，與關連人士進行的上述交易乃在正常業務過程中進行。

17. 經營租賃安排

本集團根據經營租賃安排租用若干鑽井船及辦公室物業。租約的年期一般介乎1至7年。

於資產負債表日，本集團根據不可撤銷經營租賃安排有以下最低租金付款：

	2005年6月30日 (未經審核) 人民幣千元	2004年12月31日 (經審核) 人民幣千元
於1年內	65,215	65,212
於第2至第5年（包括首尾兩年）	245,247	250,281
於5年後	86,858	119,926
	397,320	435,419

18. 資本性承諾

於2005年6月30日本集團主要爲購建或采購固定資產作出下列資本性承諾：

	2005年6月30日 (未經審核) 人民幣千元	2004年12月31日 (經審核) 人民幣千元
已簽訂合同但未撥備	304,423	531,172
已批准但未簽訂合同	3,013,162	1,893,374
	3,317,585	2,424,546

19. 或然負債

於2005年6月30日，本集團并無任何重大或然負債。

20. 比較數字

誠如本財務報表附注2進一步闡釋，因在本期間内采納新香港財務報告准則，故損益表内若干項目的列報方式已經修訂，以符合新規定的要求。

21. 批准中期財務報表

董事會於2005年8月29日批准及授權刊發截至2005年6月30日止六個月的中期財務報表。

臨時股東大會通知

中海油田服務股份有限公司（「中海油田」）於2005年10月26日（星期三）上午十時正在北京市東直門外小街6號海洋石油大廈403室召開臨時股東大會（「股東大會」），擬處理下列事項：

作爲普通事項：

審議通過關於2005年中期特別股利分配的議案。

承公司董事會命

陳衛東

公司秘書

香港，二零零五年八月二十九日

附注：

(1) 於2005年8月29日（星期一），名列香港中央證券登記有限公司所存置的中海油田股東名册的中海油田海外上市外資股（以H股形式）持有人及中國海洋石油總公司股權代表（作爲中海油田內資股的持有人），有權出席大會并於會上投票。

(2) 擬出席股東大會的股東，應將出席股東大會的回條，以郵遞或傳真方式於2005年10月6日（星期四）或之前送達中海油田之注册辦事處。中海油田之注册辦事處的詳情爲：

地址：香港花園道1號中銀大廈65樓
電話：（852）2213 2502
傳真：（852）2525 9322

(3) 凡有權出席股東大會并於會上投票的中海油田股票持有人，有權以書面委任一名或一名以上代表（不論是否一名股東）代其出席股東周年大會并於會上投票。凡委任多於一名代表的股東僅可於記名表决或投票表决時投票。股東須以書面形式委托代表，由委托人或股東以書面正式授權的人士簽署。委托人爲法人的，其委托書應加蓋法人印章或由其董事或正式委任授權人簽署。委任書由委托人授權他人簽署的，則該授權簽署之授權書或其他授權文件，必須經公證人公證。就H股持有人而言，授權書或其他授權文件及代表委任表格須於股東大會指定舉行時間二十四小時前送達中海油田之注册辦事處，地址爲香港花園道1號中銀大廈65樓，方爲有效。

(4) 中海油田將於2005年9月26日（星期一）起至2005年10月26日（星期三）（包括首尾兩日）暫停辦理股東登記手續，期間將不會辦理股份過户手續。擬出席股東大會及符合資格領取公司2005年分配中期特別股息的H股承讓人，須不遲於2005年9月23日（星期五）下午四時前，將正式蓋印的過户文件連同有關股票一并交回香港中央證券登記有限公司，以根據中海油田的章程完成有關過户登記的手續。

香港中央證券登記有限公司的地址如下：

香港灣仔皇后大道東183號
合和中心46樓

(5) 股東或股東代理人出席股東大會時應出示本人身份證明。股東代理人還應出示其委托表格副本、委托書副本及該股東董事會或相應公司管理機構委派代表出席的决議副本。

(6) 股東大會不超過一個工作日，出席會議的股東或委任的代表須自行負擔交通及住宿開支。